REBUILT FOR
CHANGE



NORTH
AMERICAN
CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

2020
ANNUAL
REPORT

TABLE OF
Contents



FINANCIAL
Highlights

ADJUSTED EBITDA
CONSISTENT
+0.7%



$175m

(In millions of Canadian dollars)
Years ended December 31

ADJUSTED EPS
CONSISTENT
+0.6%



$1.73

(In Canadian dollars)
Years ended December 31

NET DEBT
DOWN
-5.2%



$386m

(In millions of Canadian dollars)
Years ended December 31

FIVE-YEAR
Trends

	2020	2019	2018	2017	2016
Revenue ($m)	500.4	719.1	410.1	292.6	213.2
Adjusted EBITDA ($m)	175.5	174.2	101.8	63.1	53.3
Gross profit ($m)	94.4	96.4	69.1	39.6	32.3
Adjusted EBIT ($m)	81.5	71.0	43.1	17.4	10.8
Adjusted EBITDA margin	35.1%	24.2%	24.8%	21.6%	25.0%
Gross profit margin	18.9%	13.4%	16.8%	13.6%	15.2%
Adjusted return on invested capital	9.7%	9.4%	8.0%	4.9%	3.2%
Total assets ($m)	838.9	792.7	689.8	383.6	350.1
Invested capital ($m)	634.1	586.7	514.5	276.7	246.3
Net debt ($m)	385.6	406.6	364.8	130.8	87.3
Outstanding common shares, excluding treasury shares (m)	29.2	25.8	25.0	25.5	28.3
Adjusted EPS ($)	1.73	1.72	0.99	0.31	0.12
Cash dividend declared per share ($)	0.16	0.12	0.08	0.08	0.08



2020 BUSINESS HIGHLIGHTS

— Sixth consecutive year of our total injury frequency being less than our target of 0.50.

— Strong performance from our operations personnel throughout the uncertainty and variability of the COVID-19 pandemic.

— Awarded a $250 million major earthworks construction contract at a gold mining project in Northern Ontario. The contract was awarded to a newly formed joint venture owned and operated equally by NACG and Nuna Group of Companies illustrating the potential of our combined capabilities.

— Executed a five-year Management Services Agreement to operate a thermal coal mine in Texas, USA. This long-term agreement builds on our mine management offering as did the similar five-year management services agreement signed in June 2019 of a coal mine in Wyoming, USA.

— Opened up a newly constructed component rebuild facility on land adjacent to the Acheson maintenance facility and head office. We continue to enhance our internal equipment maintenance capabilities and grow our external equipment maintenance. This five-bay facility was custom designed with the primary objective of rebuilding used components for heavy equipment in the mining industry.



LETTER TO
Shareholders



As I pick up my pen to write a last letter to fellow shareholders, I perhaps could be forgiven if I focused on my legacy as the CEO of NACG, after stepping down on December 31st. However, that is not my style and so instead, I would like to reflect on discussions with some of you, since we announced our leadership (CEO) succession plan, on December 16th. I was asked if I could provide more background details on the transition, especially about the timing. In response I requested patience, until I could share these details with all shareholders here. Although such a succession can often be the most difficult change an organization can go through, our plan has been put in place for the right reasons, at the right time and with the right person.

Joseph (Joe) Lambert took over from me as CEO on January 1st after patiently and diligently demonstrating himself ready to the complete satisfaction of myself and the rest of the Board. In particular: he has become the custodian of our important corporate culture; he has the ideal blend of experience, skills and determination to keep steering us in our chosen strategic direction; and is supported by a very strong team of employees.

Our organizational culture has been institutionalized and battle hardened by wildfires, commodity price collapses and even the worst global pandemic in over a hundred years. As culture is one of the great intangibles, meaning different things to different people, I need to explain what it means to myself, Joe, and the rest of the team. So, imagine a new employee on her/his first day asking a long serving colleague for settling in advice, I would expect the answer would be "let me tell you about the way we do things around here."

Simply put the ways we do things at NACG are:

- **EVERYONE GETS HOME SAFE AFTER EACH WORK SHIFT.** We can take no pleasure in an otherwise successful project if someone gets hurt in the process. We work extremely hard to attain industry leading safety metrics, dealing with massive machinery in often freezing and slippery conditions. As I have written before, it is also no accident that the companies that have the best safety records often achieve superior financial results.

- **WE STRIVE TO BE THE BEST AT WHAT WE CHOOSE TO DO.** When I first joined NACG we were doing three things poorly, with the cost of complication also driving our overhead costs to unacceptably high levels. Very quickly we jettisoned our pipeline construction business and sold our piling division for a good price, in order to completely focus on the continuous improvement of our heavy construction and mine support business. Today, we are often the contractor of choice for our customers and have reduced our overhead costs by over 60%, to top decile levels.

- **WE WILL NEVER SPEND A DOLLAR WHEN A DIME WILL DO.** While I am supportive of incremental cost savings, we initially needed more drastic action, so I encouraged all employees to think bigger in relation to spending savings. In the ensuing years we have maintained that war on cost, by championing innovation and outside of the box thinking to keep driving our financial returns higher.

The circumstances and timing of the succession are both also right, in terms of moving NACG forward to the next level of growth and diversification. I am close to my chosen retirement age of 65, while Joe has clearly shown a readiness to take the helm. Our selected strategic course is to sustain our strong competitive position in the Canadian oil sands, while pursuing sensible diversification, related to other geographies, resources and infrastructure. Joe is an expert on many aspects of the oil sands, having worked for both a producer and us as a contractor. He has also been the driving force behind our diversification successes based on his prior experiences in the mining and construction industries.

NACG is in a unique position to benefit from a strong and enduring fossil fuel industry, while also participating in the young green energy revolution, by helping to extract many of the natural resources needed to power that seemingly likely change. We could also benefit nicely from the expected major uptick in government infrastructure spending, both in Canada and the USA.

I made the switch from COO to CEO almost two decades ago and so have been able to assist Joe in both identifying and closing the capability gaps between the two roles. We have talked almost every day for the past several years about: capital allocation; capital structures and a wide range of strategic transactions. I am sure that those discussions will continue, for many more years.

Like myself, Joe will be fortunate to be the leader of an exceptional team, right through the organization. The executive group in particular stands out to me as the best I have ever been associated with and I am delighted that my successor has emerged from their ranks.

While I am very proud of what we achieved for shareholders during my tenure as CEO, I believe that this record will be continued under Joe's leadership. I have never been more excited about our future and as such plan to remain a major shareholder.

Martin Ferron



MEET OUR
CEO

I am honoured and thrilled to be given the opportunity to lead North American Construction Group through the next stage of its long and storied history. I have such respect for the talented people working here and great passion in the work we do. I have had the privilege to work in all areas of our business over the last dozen years and that experience gives me great confidence in our skills and abilities to deliver on our strategy.

The resource industry's cyclical nature has led us to endure a bevy of black swans over the years. Yet through hard work, planning and operational excellence, we have always managed to come out the other end intact, stronger and smarter. Our gained experience, customer commitment, and market knowledge drives our focus on safety, sustainability, execution and diversification. As the world begins the process of vaccinating against this pandemic, we will remain diligent in our protocols to prevent the spread and adapt as necessary while progressing on our plan. We will continue to build and foster strong relationships with clients, partners and other stakeholders through respect, honesty, integrity and a genuine interest in achieving mutually beneficial results.

Looking to the future, our bid pipeline is robust and growing. We have upped our target for geographic and commodity diversity to 50% by end of 2022. That said, I remain committed to servicing our oil sands customers and expect our diversification goals to be complementary, with non-oil sands work primarily using fleets that are currently underutilized. Success in our diversification efforts will make us a stronger company and a stronger partner to our oil sands customers.

Operational excellence will become increasingly critical as we recover from the lows experienced in mid-2020. Consistent fleet utilization and margin improvements will be my focus and I am confident our maintenance and execution skills will continue to lower our all-in costs. This will allow for improved margins without having to reduce our commercial competitiveness.

I am incredibly proud of the momentum we are gaining in our vertical integration of the fleet maintenance program. This initiative will continue to significantly lower our overall total ownership and operating costs while working directly through vendor partnerships. We will continue to pursue and expand our maintenance capabilities and broaden our external sales of these products and expertise.

It is comforting to inherit a strategy that can withstand the challenges experienced in 2020. I have been intimately involved in the development and execution of the strategy and will deliver absolute commitment in continuing to progress it.

In closing, I would just like to thank Martin and the Board for this opportunity and their ongoing support. I have a great team around me and am excited for the future.

Sincerely,

Joe Lambert

- Twelve years with North American Construction Group
    - Joined in 2008 as General Manager, Mining
    - September 2010 - Vice President, Oil Sands Operations
    - June 2013 - Chief Operating Officer
    - October 2017 – President & COO
    - January 2021 - President & Chief Executive Officer

- Prior to NACG, spent 17 years in the gold industry in roles of increasing responsibility in engineering and operations both open pit and underground

- Also has held the positions of General Manager with Ledcor Group and Mine Development Manager, Oil Sands with Shell Canada

- Graduated from the South Dakota School of Mines and Technology with a Bachelor of Science in Mining Engineering in 1986



2021
Vision



SAFETY → SUSTAINABILITY → DIVERSIFICATION → EXECUTION

SAFETY

At North American, we attribute our success to innovation, dedication, and the expertise of our employees. We also believe that every employee is entitled to a safe workplace, while ensuring the protection of the environment. Our operations are guided by a strict safety policy which puts worker health and safety first. Our ultimate goal is to reduce or eliminate workplace injuries and incidents by using every means possible, and through the aggressive promotion of safe and healthy work practices on every site we operate on.

To ensure the optimum success of this policy, we require the compulsory participation of all employees, management, and subcontractors. We believe that there must be consequences for good or bad, positive or negative behavior as it relates to any aspect of health, safety, or the protection of the environment. Employees have a personal responsibility to work safely at all times and commit to adhering to our strict standards of practice for health, safety and environment. It is a condition of employment at North American, and one of the main reasons why we put so much focus on safety. Accidents are more than a threat to productivity; they are a threat to the well-being of our people.

In 2020, we continued to achieve our standard of excellence in safety culture, as reflected by our strong safety record. We performed better than our Total Recordable Injury Rate target, keeping our results under 0.50 for the sixth year in a row, which is regarded as top tier in our industry. In our Journey to Zero, this safety result reflects our belief that outstanding safety execution, and being a true leader in safety, is the foundation for overall operational excellence.

Our safety reputation and results have also been recognized by the Alberta Mine Safety Association, which awarded North American with its Safety Excellence Award in 2015, 2017, 2018, and 2019.

SAFETY PRINCIPLES

- Health, safety and environment are recognized as an integral part of our business.
- Our focus on people and relationships, and our uncompromising commitment to health and safety, allows us to acquire some of the best talent in the industry.
- We are committed to elevating the standard of excellence in health, safety and environmental protection with continuous improvement along with greater accountability and compliance. Our aim is to have zero incidents.



SUSTAINABILITY

The inaugural Sustainability report, which was released on February 2, 2021 identified a path forward to establish and implement systems for future reporting and sustainability in all areas of our business.

Sustainability Culture

Since inception 68 years ago, NACG has touted an ingrained safe and low-cost provider culture. We believe this culture is key to our business success. We also believe that adopting a strong culture of sustainability, one that balances environmental, social and economic performance, is imperative to long-term success as an industry leader. We have the internal skill sets, individual and corporate desire, and functional ability to operate sustainably in each and every role within our company. Just as cost-consciousness and safe practices are not solely the responsibility of our finance and safety teams, sustainability is the responsibility of every employee. Over the coming years, we will look to further advance our sustainability goals by more formally implementing systems and processes that align with our values and meet the needs of our customers, partners and key stakeholders.



SUSTAINABILITY IN ACTION – THREE EXAMPLES

Cost-effective reclamation

NACG has become an expert in finding creative ways to complete the task efficiently by continuously improving on our execution. Once temperatures begin to plummet, and the ground freezes over, NACG dispatches our fleet of larger equipment to venture into areas that were previously inaccessible. Not only do these larger assets lower the cost of reclamation, but the improved efficiency uses half as much fuel that the same volume of material would require if the work was done in the summer months with smaller equipment.

Reducing fuel consumption

In addition to already using larger equipment for improved efficiency and reduced fuel consumption, NACG dug deeper to find a creative way to improve on this best practice. Realizing that a full load of lightweight muskeg wasn't coming close to reaching the full 100 tonne capacity of a Caterpillar 777, we sourced oversized boxes for our fleet. These new and improved "Megabody Boxes" allow more than double the amount of organic material to be hauled on each load, cutting the fuel consumption in half. NACG also employs the Vital Information Management System (VIMS) to monitor the performance of our equipment. Operators receive an alarm in their cab when their equipment is being pushed beyond its limits. This data is also stored in a knowledge centre, where alarms can be trended to determine our overall vehicle health, and whether a mechanical issue needs to be corrected, or standard maintenance increased. NACG uses this data to prevent major component and mechanical issues, allowing NACG's fleet to continue operating in peak condition.

Rebuilding and reusing heavy equipment

While NACG has always been a leader in sustainable equipment maintenance, we've recently embarked on an exciting new path that truly puts recycling in the forefront. In 2018, NACG cut the ribbon on an 83,000 square foot, state-of-the-art maintenance facility in Acheson, Alberta. The purpose-built shop was designed specifically to expand our equipment rebuilds and component extension. With 10 massive bays, our experienced team of heavy equipment technicians can rebuild a wide variety of equipment from the frame up. Even more impressively, these services target some of the largest equipment in use today, including 400 tonne ultra-class haul trucks, to 800 tonne shovels. Rather than disposing of this machinery at the end of its useful life, NACG can bring it back to life. Not only does this create jobs and reduce landfill use, it also saves approximately 50 tonnes of CO2 per restored asset.



DIVERSIFICATION

A key focus of 2021 is for further diversification – by customer, resource, and geography.

Grow our revenue diversity: We intend to leverage strategic partnerships, our equipment and expertise, and our recent investment in Nuna to secure heavy or light civil construction contracts for major resource or infrastructure projects across Canada. Our current active bid pipeline has over $3.0 billion worth of projects being engineered and estimated.

Pursue service expansion: We intend to increase our revenue growth and diversity by marketing our industry leading expertise in heavy equipment maintenance services. We intend to continue developing partnerships with parts and component rebuild companies that complement our maintenance service strategy, and we intend to leverage our purpose designed and built state-of-the-art maintenance facility, which is capable of handling the largest of our customers' equipment assets to grow this service offering over the coming years.

What *Organic Diversification* means to us

"Leveraging our existing capabilities and competitive advantages to win diversified work"

What we have to achieve this goal

- Well established First Nation and Indigenous partnerships
- Mobile heavy equipment fleet ready for service
- Ability to internally rebuild equipment components on a low-cost zero-hour basis
- World-class ERP system available for deployment to remote regions

Adjusted EBIT Targets



2019 Actual	2020 Actual	2021 Outlook	2022 Target
26%	35%	40%	50%

[1] See 2020 Annual Report for Non-GAAP Financial Measures
[2] Adjusted EBIT profile targets exclude potential acquisitions

■ Diversified EBIT



EXECUTION

In 2021, we fully intend to further enhance our record for operational excellence as the North American economy recovers from the wide-reaching effects of COVID-19. We will continue to build on our industry leading fleet maintenance strategy to maximize fleet availability and utilization by leveraging our reliability programs, management systems and expertise. We will leverage technological improvements and innovation to improve our operating efficiency, cost structure and component lives.

OPERATIONAL PRIORITIES

1
Urgent attention paid to hygiene and physical distancing; uphold zero harm safety culture

2
Maximize utilization of available heavy equipment fleet; geographic and commodity diversity

3
Accelerate use of component rebuild facility to drive down equipment costs

4
Capitalize on both revenue synergies and workforce efficiencies with Nuna Group of Companies

5
Lower vendor provided maintenance work and expand external service offerings

6
Maintain low administrative costs via continued restriction of discretionary spending

BOARD OF
Directors



Martin Ferron
Executive Chairman
Director Since: June 7, 2012



Joe Lambert
Director Since: January 1, 2021



Ron McIntosh
Director Since: May 20, 2004



Bryan Pinney
Lead Director & Chairman of Audit
Director Since: May 13, 2015



John Pollesel
Director Since: November 23, 2017



Maryse Saint-Laurent
Director Since: August 8, 2019



Thomas Stan
Chairman of Compensation
Director Since: July 14, 2016



Kristina Williams
Director Since: August 8, 2019

SENIOR
Management



Martin Ferron
Executive Chairman



Joe Lambert
President & Chief
Executive Officer



Jason Veenstra
Executive Vice President
& Chief Financial Officer



Barry Palmer
Chief Operating Officer



Jordan Slator
Vice President & General Counsel



David Kallay
Vice President, Health, Safety,
Environment and Human Resources

Management's Discussion and Analysis

For the year ended December 31, 2020

February 17, 2021

The following Management's Discussion and Analysis ("MD&A") is as of December 31, 2020 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all summary information contained in this MD&A has also been prepared in accordance with GAAP and all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form ("AIF"), are available on the Canadian Securities Administrators' SEDAR System at www.sedar.com, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.

A non-GAAP financial measure is generally defined by the securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. Non-GAAP financial measures do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. In our MD&A, we use non-GAAP financial measures such as "adjusted EPS", "adjusted net earnings", "adjusted EBIT", "adjusted EBITDA", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash provided by operating activities prior to change in working capital", "equity investment depreciation and amortization", "equity investment EBIT", "free cash flow", "gross profit", "growth capital", "invested capital", "margin", "net debt", "senior debt", "sustaining capital" and "total debt". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements. A summary of our non-GAAP measures is included below under the heading "Non-GAAP Financial Measures".

OVERALL PERFORMANCE

Annual MD&A – highlights

				Year ended December 31,				
(Expressed in thousands of Canadian Dollars, except per share amounts)		**2020**		2019		Change	
Revenue	$	**500,374**	$	719,067	$	(218,693)	
Gross profit[i]		**94,382**		96,412		(2,030)	
Gross profit margin[i]		**18.9%**		13.4%		5.5%	
Operating income		**68,945**		58,834		10,111	
Adjusted EBITDA[i][ii]		**175,450**		174,229		1,221	
Adjusted EBITDA margin[i]		**35.1%**		24.2%		10.9%	
Net income and comprehensive income available to shareholders		**49,208**		36,878		12,330	
Adjusted net earnings[i]		**48,822**		43,724		5,098	
Cash provided by operating activities		**147,272**		157,944		(10,672)	
Cash provided by operating activities prior to change in working capital[i]		**150,084**		149,425		659	
Free cash flow[i]		**43,482**		25,592		17,890	
Purchase of PPE		**117,300**		157,026		(39,726)	
Sustaining capital additions[i]		**98,752**		124,766		(26,014)	
Growth capital additions[i]		**37,665**		45,803		(8,138)	
Basic net income per share	$	**1.75**	$	1.45	$	0.30	
Adjusted EPS[i]	$	**1.73**	$	1.72	$	0.01	

[i] See "Non-GAAP Financial Measures".

[ii] In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA due to the reorganization of the Nuna Logistics Partnership (the "NL Partnership", part of the Nuna Group of Companies). This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in increased adjusted EBITDA of $0.2 million in 2019.

Revenue of $500.4 million represents a $218.7 million (or 30%) year-over-year decrease reflecting the far reaching impact of the COVID-19 pandemic. Risk mitigation measures put in place by our customers to limit the spread of COVID-19 temporarily decreased demand of our equipment and several large projects were delayed during the year as they were deemed non-essential. The suspension of activity at the Fort Hills Mine caused a reduction in overall revenue due to the time required to demobilize and mobilize the fleet during Q1 and Q2 2020.

Our change from proportionate consolidation to equity accounting for the Nuna Group of Companies ("Nuna") also affected year-over-year revenue, as the prior year included ten months of proportionately consolidated Nuna revenue of $37.0 million. While no longer reported in revenue, Nuna achieved strong performance during the year as our share of their 2020 revenue included in equity earnings of $59.9 million was generally consistent with the original pre-pandemic expectation and prior year revenue of $61.7 million

Gross profit was $94.4 million, or 18.9% of revenue, down from $96.4 million but up from 13.4% of revenue in the previous year. The decrease in gross profit was primarily driven by the volume reduction in site activity due to the COVID-19 pandemic. Partially offsetting these decreases was gross profit earned from the operations support contracts at coal mines in Texas and Wyoming. The improvement in margin was impacted by the strong margins achieved in Q1 2020 from the favorable operating conditions at our mine sites and the disciplined cost constraints in place during the pandemic to minimize the impacts of the fluctuations in equipment demand. Despite these fluctuations in equipment demand, we returned to a more normalized level of equipment maintenance in 2020 as 2019 was heavily impacted by deferred maintenance required for the fleet purchased in Q4 2018. Offsetting these improvements was the impact of accounting for Nuna which helped reported gross margins in 2019 but are reported in equity earnings in 2020.

Included in the gross profit margin for the year was depreciation of $89.0 million, or 17.8% of revenue, which is a decrease from our prior year expense of $101.6 million but an increase from our prior year rate of 14.1%. The depreciation percentage is higher than our historical run rate primarily due to the higher proportion of larger, or ultra-class, equipment operated when compared to a typical annual period. Straight-line depreciation on certain fixed assets during the low revenue quarters also contributed to the percentage increase. And lastly, operational inefficiencies caused by poor haul road conditions, particularly in Q3 2020, resulted in increased equipment hours which in turn translated into higher depreciation.

General and administrative expenses (excluding stock based compensation) were $22.2 million, or 4.4% of revenue, compared to $27.5 million, or 3.8% of revenue. The increase as a percentage reflects the reduction in year-over-year revenue. Year-over-year gross costs were reduced primarily based on the complete halt of all discretionary and non-essential spending.

Our annual 2020 net income includes $28.2 million of salary and wage subsidies presented as reductions in project costs, equipment costs and general and administrative expenses of $16.2 million, $9.1 million and $2.9 million respectively. These amounts were received under the Canada Emergency Wage Subsidy ("CEWS") program which reimbursed us for a portion of wages paid to employees.

Despite the challenges of operating during a global pandemic, adjusted EBITDA of $175.5 million is generally consistent with the prior year result of $174.2 million illustrating the ability to react quickly and implement cost discipline to limit indirect project costs and general and administrative spending.

Net interest expense was $18.7 million for the year including approximately $1.3 million of non-cash interest. Our average cash cost of debt for the year was 3.9% and was primarily driven by the rates paid on our Credit Facility as well as the competitive interest rates related to secured equipment financing.

Adjusted EPS of $1.73 on adjusted net earnings of $48.8 million includes income tax expense and is consistent with the 2019 comparatives of $1.72 and $47.3 million, respectively. The redemption of the convertible debentures in April 2020 effectively reduced adjusted EPS by $0.18 when considering the impact to weighted-average number of common shares offset by the lower interest expense. The impact of this issuance was partially offset by the purchase and subsequent cancellation of 1,223,097 shares under a Normal Course Issuer Bid ("NCIB") during the year.

Free cash flow of $43.5 million is the culmination of adjusted EBITDA of $175.5 million, mentioned above, less sustaining capital additions of $98.8 million and cash interest paid during the year of $18.5 million. The remaining difference relates to the timing impacts of capital work in process, capital inventory and working capital balances which had a negative impact on free cash flow in 2020 as we continue to build our maintenance and component rebuild capabilities. The sustaining capital program for 2020 was unprecedented in nature as conditions in late Q1 required quick, self-imposed and significant restraints to be put in place but, in contrast, mid-Q3 required quick ramp-up to full capacity to meet the requirements of the recovering equipment demand.

Impact of and Response to COVID-19

The global COVID-19 pandemic has had a material and noticeable impact on our operations. Since mid-March we have responded with aggressive measures to protect our employees, customers and our Company. Mine and work sites throughout North America have tightened site access and have made decisions based on their specific and unique circumstances. We provide essential services to these sites and, where allowed, have been able to carry-on operations through the adoption of enhanced safety and health monitoring protocols.

The safety of our employees is paramount. In the annual letter to shareholders, we proudly stated that our safety performance is the true foundation of our operational excellence. We have always believed that every employee is entitled to a safe workplace. Our operations were guided by strict safety policies putting worker health and safety first prior to this outbreak. That legacy commitment to safety is being challenged in new and unexpected ways. We rose to this challenge and quickly implemented procedures and practices to keep our employees safe. These actions not only keep our employees safe, but also their families and friends, as well as our broader provincial, national and global communities.

In support of our customers, we are taking the necessary steps to manage our mostly variable but also fixed operating costs. Several cost reduction measures have been implemented including but not limited to: the immediate suspension of production-related spending on impacted mine sites; minimized use of vendor provided maintenance; a reduced work week schedule for administrative staff; a complete halt of all discretionary spending; and termination of services deemed non-essential in light of the pandemic.

Liquidity is critical during times of uncertainty and cash conservation is a key priority for management in weathering the pandemic. Including equipment financing availability, total available capital liquidity of $177.4 million includes total liquidity of $148.0 million as at December 31, 2020 and is primarily based on the borrowing capacity of $325.0 million under our Credit Facility.

FINANCIAL HIGHLIGHTS

Five year financial performance

The table below represents select financial data related to our business performance for the past five years:

(dollars in thousands except ratios and per share amounts)		**2020**		2019		2018		2017		2016
						Year ended December 31,				
Operating Data[i]										
Revenue	$	**500,374**	$	719,067	$	410,061	$	292,557	$	213,180
Gross profit[ii]		**94,382**		96,412		69,076		39,647		32,343
Gross profit margin[ii]		**18.9%**		13.4%		16.8%		13.6%		15.2%
Operating income		**68,945**		58,834		29,980		13,407		3,923
Adjusted EBIT[ii][iii]		**81,489**		71,021		43,072		17,429		10,830
Adjusted EBITDA[ii][iii]		**175,450**		174,229		101,834		63,082		53,312
Adjusted EBITDA margin[ii]		**35.1%**		24.2%		24.8%		21.6%		25.0%
Net income (loss) and comprehensive income (loss) available to shareholders		**49,208**		36,878		15,286		5,264		(455)
Adjusted net earnings[ii]		**48,822**		43,724		24,853		8,197		3,599
Per share information										
Basic net income per share	$	**1.75**	$	1.45	$	0.61	$	0.20	$	(0.01)
Diluted net income per share	$	**1.60**	$	1.23	$	0.54	$	0.18	$	(0.01)
Adjusted EPS[ii]	$	**1.73**	$	1.72	$	0.99	$	0.31	$	0.12
Balance Sheet Data										
Total assets	$	**838,928**	$	792,652	$	689,800	$	383,644	$	350,081
Current portion of financial lease obligations and long-term debt		**43,202**		47,720		62,246		29,136		32,308
Non-current portion of financial lease obligations and long-term debt		**386,320**		364,411		322,053		109,833		68,664
Total debt		**429,522**		412,131		384,299		138,969		100,972
Cash		**(43,915)**		(5,544)		(19,508)		(8,186)		(13,666)
Net debt[i][ii]		**385,607**		406,587		364,791		130,783		87,306
Total shareholders' equity		**248,443**		180,119		149,721		145,924		158,954
Invested capital[ii]	$	**634,050**	$	586,706	$	514,512	$	276,707	$	246,260
Outstanding common shares, excluding treasury shares		**29,166,630**		25,777,445		25,004,205		25,452,224		28,305,660
Cash dividend declared per share		**0.16**		0.12		0.08		0.08		0.08

[i] The 2019 and 2018 data includes proportionately consolidated amounts of affiliates and joint ventures.

[ii] See "Non-GAAP Financial Measures"

[iii] Effective November 1, 2019, we changed the calculation of adjusted EBIT and adjusted EBITDA due to the reorganization of the NL Partnership. Adjusted EBIT and adjusted EBITDA calculations prior to the effective date have not been changed in the above table. Applying this change to previously reported periods would result in respective increases in adjusted EBIT and adjusted EBITDA of $0.9 million and $0.2 million in 2019, $0.1 million and $0.1 million in 2018. This change had no impact for the periods ended 2017 and 2016.

Summary of net income for the three months and year ended 2020

(dollars in thousands, except per share amounts)	Three months ended December 31, 2020		Three months ended December 31, 2019		Year ended December 31, 2020		Year ended December 31, 2019	
Revenue	$	136,771	$	189,455	$	500,374	$	719,067
Project costs		39,419		66,091		139,452		277,646
Equipment costs		47,809		69,960		177,532		243,427
Depreciation		26,273		28,327		89,008		101,582
Gross profit[i]	$	23,270	$	25,077	$	94,382	$	96,412
Gross profit margin[i]		17.0%		13.2%		18.9%		13.4%
General and administrative expenses (excluding stock-based compensation)		6,264		7,656		22,158		27,455
Stock-based compensation expense		4,839		1,754		1,944		9,443
Operating income		11,987		15,332		68,945		58,834
Interest expense, net		4,441		5,498		18,681		21,623
Net income and comprehensive income available to shareholders	$	10,044	$	8,242	$	49,208	$	36,878
Adjusted EBITDA[i][ii]	$	46,243	$	47,789	$	175,450	$	174,229
Adjusted EBITDA margin[i]		33.8%		25.2%		35.1%		24.2%
Per share information								
Basic net income per share	$	0.34	$	0.32	$	1.75	$	1.45
Diluted net income per share	$	0.32	$	0.28	$	1.60	$	1.23
Adjusted EPS[i]	$	0.36	$	0.38	$	1.73	$	1.72

[i] See "Non-GAAP Financial Measures".
[ii] In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in increases in adjusted EBITDA of $0.2 million for the year-ended December 31, 2019.

A reconciliation of net income and comprehensive income available to shareholders to adjusted net earnings, adjusted EBIT and adjusted EBITDA is as follows:

(dollars in thousands)	Three months ended December 31, 2020		Three months ended December 31, 2019		Year ended December 31, 2020		Year ended December 31, 2019	
Net income and comprehensive income available to shareholders	$	10,044	$	8,242	$	49,208	$	36,878
Adjustments:								
Loss (gain) on disposal of property, plant and equipment		122		259		757		(31)
Stock-based compensation expense		4,839		1,754		1,944		9,443
Restructuring costs		—		—		—		1,442
Net realized and unrealized gain on derivative financial		(3,429)		—		(4,266)		—
Write-down on asset held for sale		—		—		1,800		—
Pre-2019 inventory correction		—		—		—		(2,775)
Loss on legacy claim settlement		—		—		—		1,235
Tax effect of the above items		(1,141)		(534)		(621)		(2,468)
Adjusted net earnings[i]	$	10,435	$	9,721	$	48,822	$	43,724
Adjustments:								
Tax effect of the above items		1,141		534		621		2,468
Interest expense, net		4,441		5,498		18,681		21,623
Income tax expense		319		2,370		11,264		2,858
Equity loss (earnings) in affiliates and joint ventures[ii]		612		(795)		(5,942)		(795)
Equity investment EBIT[i]		644		1,143		8,043		1,143
Adjusted EBIT[i][ii]	$	17,592	$	18,471	$	81,489	$	71,021
Adjustments:								
Depreciation		26,273		28,327		89,008		101,582
Write-down on asset held for sale		—		—		(1,800)		—
Amortization of intangible assets		1,248		76		2,291		711
Equity investment depreciation and amortization[i][ii]		1,130		915		4,462		915
Adjusted EBITDA[i][ii]	$	46,243	$	47,789	$	175,450	$	174,229

[i] See "Non-GAAP Financial Measures".
[ii] In the three months ended December 31, 2019 we changed the calculation of adjusted EBITDA. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in respective increases in adjusted EBIT and adjusted EBITDA of $0.9 million and $0.2 million for the year-ended December 31, 2019.

We included equity investment EBITDA in the calculation of adjusted EBITDA beginning in the fourth quarter of 2019. Below is a reconciliation of the amount included in adjusted EBITDA for the three months and year ended December 31, 2020.

	Three months ended December 31,		Year ended December 31,	
(dollars in thousands)	**2020**	2019	**2020**	2019
Equity (earnings) loss in affiliates and joint ventures	**$ (612)**	$ 795	**$5,942**	$ 795
Adjustments:				
Interest expense, net	**106**	44	**376**	44
Income tax expense	**1,124**	316	**1,373**	316
Gain on disposal of property, plant and equipment	**26**	(12)	**352**	(12)
Equity investment EBIT[(i)]	**$ 644**	$1,143	**$8,043**	$1,143
Depreciation	**$1,096**	$ 836	**$4,329**	$ 836
Amortization of intangible assets	**34**	79	**133**	79
Equity investment depreciation and amortization[(i)]	**$1,130**	$ 915	**$4,462**	$ 915

[(i)]   See "Non-GAAP Financial Measures"

Upon initial acquisition of the interest in Nuna, we accounted for the investment using proportionate consolidation. On November 1, 2019, we entered into a transaction to reorganize our investment in Nuna. Subsequent to the reorganization, our investment in Nuna is held through a corporation rather than a partnership and is therefore no longer eligible for certain presentation elections permitting the proportionate method of consolidation. As a result, we have applied the equity method prospectively as of November 1, 2019, whereby our share of the assets and liabilities of the NL Partnership were reclassified from the respective accounts to the investments in affiliates and joint ventures.

Analysis of three months and year ended December 31, 2020 Results

Revenue

For the three months ended December 31, 2020, revenue was $136.8 million, down from $189.5 million in the same period last year. The majority of our customers began to ramp-up operations in late Q3 and early Q4; however, several large projects remain delayed at this time during the recovery phase of the COVID-19 pandemic. The majority of the decrease in revenue was attributed to the Fort Hills mine which did not have significant activity in Q4 2020 but was a significant driver of Q4 2019 performance. The external maintenance offering also had a noticeable quarter over quarter variance as the prior year included the completion and delivery of rebuilt and refurbished haul trucks. These decreases were partially offset by additional reclamation volumes at the Aurora Mine, revenue generated from the operations support contract at the coal mine in southern Texas and increased demand for equipment rental support at the Millennium Mine.

For the year ended December 31, 2020, revenue was $500.4 million, down from $719.1 million for the year ended December 31, 2019. The decrease of 30.4% in revenue was a result of the Q4 factors mentioned above, combined with the severe challenges presented by the COVID-19 pandemic, and the change in consolidation method for Nuna whereby revenues for the full year of 2020 were included within equity earnings. These decreases were partially offset by new civil construction services work at Mildred Lake and the increased reclamation volume at the Aurora Mine. Additionally, we experienced reduced tailings pond and mine support activities at the Millennium Mine which was partially offset by increased overburden volumes that were secured in Q2 and high demand for mine rental support in Q3 and Q4. Nuna reported gross revenue of $37.0 million in 2019, however, due to a corporate reorganization that was effective on October 31, 2019, the ongoing revenue and results are included in equity earnings. On a comparative basis, our share of revenue from Nuna in 2020 of $59.9 million was consistent with the 2019 revenue of $61.7 million.

Gross profit

For the three months ended December 31, 2020, gross profit was $23.3 million or 17.0% of revenue, down from a gross profit of $25.1 million, but up from a 13.2% gross margin in the same period last year. The lower gross profit amount in the current period was driven by the continued delay of several large projects that were deemed non-essential during the COVID-19 pandemic. The gross profit margin achieved was the result of an effectively operated fleet and was bolstered by the Canada Emergency Wage Subsidy. Furthermore, the margin was positively impacted by the operations support contracts for the coal mines in Texas and Wyoming. These increases were offset by reduced activity at the Fort Hills mine as we demobilized from site in Q3.

For the year ended December 31, 2020, gross profit was $94.4 million, or 18.9% of revenue, down from $96.4 million but up from 13.4% of revenue in the previous year. The decrease in gross profit was primarily driven by a reduction in site activity due to the COVID-19 pandemic. Partially offsetting these decreases was gross profit earned from the operations support contract at coal mines in Texas and Wyoming. The improvement in current year gross margin was impacted by the Q4 factors mentioned above, the strong margins achieved in Q1 from the favorable operating conditions at our mine sites and the disciplined cost constraints in place during the pandemic. Offsetting these improvements was the impact of accounting for Nuna which helped reported gross margins in 2019 but are reported in equity earnings in 2020. Despite fluctuations in equipment demand, we returned to a more normalized level of equipment maintenance in 2020 as 2019 was heavily impacted by deferred maintenance required for the fleet purchased in Q4 2018.

For the three months ended December 31, 2020, depreciation was $26.3 million (or 19.2% of revenue), down from $28.3 million (or 15.0% of revenue) in the same period last year. Depreciation for the year ended December 31, 2020 was $89.0 million (17.8% of revenue), down from $101.6 million (14.1% of revenue) for the year ended December 31, 2019. The year-over-year decreases in gross depreciation are the result of reductions in gross operating equipment hours run by our fleet in the three months and year ended December 31, 2020. The depreciation percentage in Q4 was higher than our current run rate primarily due to the higher proportion of larger equipment operated when compared to a typical three-month period. Depreciation as a percentage of revenue for the year ended December 31, 2020 was higher than our historical run rate primarily due to the higher proportion of larger, or ultra-class, equipment operated when compared to a typical annual period which includes smaller support fleet. Straight-line depreciation on certain fixed assets during the low revenue quarters also contributed to the percentage increase. And lastly, the inefficiencies caused by poor haul road conditions, particularly in Q3 2020, resulted in higher than usual operating equipment hours.

Operating income

For the three months ended December 31, 2020, operating income was $12.0 million, compared to operating income of $15.3 million during the same period last year. G&A expense (excluding stock-based compensation expense) was $6.3 million, or 4.6% of revenue for the three months ended December 31, 2020, down from $7.7 million, or 4.0% of revenue in the same period last year. The decrease in the current period expense is due to a combination of cost control initiatives implemented in Q2 2020 whereby all discretionary and non-essential spending was halted and $6.6 million of salary and wage subsidies under the CEWS program presented as reductions in project costs, equipment costs and general and administrative expenses of $4.0 million, $2.0 million, $0.5 million, respectively.

For the year ended December 31, 2020, operating income was $68.9 million, up from $58.8 million for the year ended December 31, 2019. G&A expense (excluding stock-based compensation expense) was $22.2 million for the year ended December 31, 2020, or 4.4% of revenue, down from the $27.5 million, and up from 3.8% of revenue, recorded in the year ended December 31, 2019. The year-over-year decrease in expense is due to a combination of cost control initiatives, including mandated reduced work hours and the complete halt of all discretionary and non-essential spending, and $28.2 million of salary and wage subsidies under the CEWS program presented as reductions in project costs, equipment costs and general and administrative expenses of $16.2 million, $9.1 million and $2.9 million, respectively.

Non-operating income and expense

(dollars in thousands)	Three months ended December 31, 2020		2019	Year ended December 31, 2020		2019
Interest expense						
Credit facilities	$	**2,054**	$ 2,534	$	**8,189**	$ 9,826
Convertible debentures		**691**	1,234		**3,299**	4,318
Finance lease obligations		**689**	829		**3,184**	3,691
Mortgages		**246**	252		**999**	963
Promissory notes		**115**	292		**664**	1,691
Financing obligations		**402**	134		**1,265**	272
Amortization of deferred financing costs		**204**	247		**1,091**	969
Interest expense	$	**4,401**	$ 5,522	$	**18,691**	$ 21,730
Other interest expense (income)		**40**	(24)		**(10)**	(107)
Total interest expense	$	**4,441**	$ 5,498	$	**18,681**	$ 21,623
Equity loss (earnings) in affiliates and joint ventures		**612**	(795)		**(5,942)**	(2,780)
Net realized and unrealized gain on derivative financial instruments		**(3,429)**	—		**(4,266)**	—
Income tax expense		**319**	2,370		**11,264**	2,858

Total interest expense was $4.4 million during the three months ended December 31, 2020, down from $5.5 million in the same period last year. In the year ended December 31, 2020, total interest expense was $18.7 million, down from the $21.6 million in the year ended December 31, 2019. The decreased interest expense in both periods can be attributed to reduced rates on our Credit Facility, redemption of our 5.50% convertible debentures and settlement of equipment promissory notes.

Cash related interest expense for the three months ended December 31, 2020, calculated as interest expense excluding amortization of deferred financing costs of $0.2 million, was $4.2 million and represents an average cost of debt of 3.7% when factoring in the Credit Facility balances during the quarter (compared to 4.8% for the three months ended December 31, 2019). Cash related interest expense for the year ended December 31, 2020 (excluding deferred financing cost of amortization of $1.1 million and implied interest of $0.2 million) was $17.4 million and represents an average cost of debt of 3.9% (compared to 4.8% for the year ended December 31, 2019).

Equity loss (earnings) in affiliates and joint ventures was generated by the NL Partnership and other various joint ventures accounted for using the equity method and is $(0.6) million for the three months ended December 31, 2020, down from $0.8 million in the same period last year. The decrease in the quarter was primarily driven by a timing impact of income tax expense. In the year ended December 31, 2020 equity loss (earnings) in affiliates and joint ventures was $5.9 million up from the $2.8 million in the year ended December 31, 2019. The increase in the year was due to a full year of accounting for the NL Partnership under the equity method. For clarity, operating results of affiliates and joint ventures was consistent year-over-year.

Net realized and unrealized gain on derivative financial instruments relating to our swap agreements entered during 2020 was $3.4 million and $4.3 million for the three months and year ended December 31, 2020, respectively.

We recorded income tax expense of $0.3 million and $11.3 million, respectively, during the three months and year ended December 31, 2020, a decrease from the $2.4 million and an increase from the $2.8 million income tax expense recorded in the respective prior year periods. The current quarter income tax expense was lower than Q4 2019 due to the timing of earnings generated by affiliates and joint ventures. The current year income tax expense approximates our combined effective corporate tax rate of 23% but was higher than the prior year due to tax rate reductions legislated and accounted for in 2019.

Net income and comprehensive income available to shareholders

(dollars in thousands)	Three months ended December 31,		Year ended December 31,	
	2020	2019	**2020**	2019
Net income and comprehensive income	$ **10,044**	$ 8,259	$ **49,208**	$ 37,133
Net income attributable to noncontrolling interest	**—**	(17)	**—**	(255)
Net income and comprehensive income available to shareholders	$ **10,044**	$ 8,242	$ **49,208**	$ 36,878
Adjusted net earnings[i]	$ **10,435**	$ 9,721	$ **48,822**	$ 43,724
Weighted-average number of common shares	**29,157,143**	25,750,869	**28,165,130**	25,444,374
Weighted-average number of diluted shares	**33,180,912**	33,349,334	**32,300,824**	32,843,211
Basic net income per share	$ **0.34**	$ 0.32	$ **1.75**	$ 1.45
Adjusted EPS[i]	$ **0.36**	$ 0.38	$ **1.73**	$ 1.72
Diluted net income per share	$ **0.32**	$ 0.28	$ **1.60**	$ 1.23

[i] See "Non-GAAP Financial Measures".

Summary of consolidated quarterly results

A number of factors contribute to variations in our quarterly financial results between periods, including:

- the timing and size of capital projects undertaken by our customers on large oil sands projects;
- changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;
- seasonal weather and ground conditions;
- certain types of work that can only be performed during cold, winter conditions when the ground is frozen;
- the timing of equipment maintenance and repairs;
- the timing of project ramp-up costs as we move between seasons or types of projects;
- the timing of resolution for claims and unsigned change-orders;
- the timing of "mark-to-market" expenses related to the effect of a change in our share price on stock-based compensation plan liabilities; and
- the level of borrowing under our convertible debentures, Credit Facility and finance leases and the corresponding interest expense recorded against the outstanding balance of each.

The table, below, summarizes our consolidated results for the eight preceding quarters:

(dollars in millions, except per share amounts)	**Q4 2020**	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
Revenue	**$136.8**	$ 94.0	$ 70.8	$ 198.8	$ 189.5	$ 166.3	$ 176.9	$ 186.4
Gross profit[i]	**23.3**	15.4	21.1	34.7	25.1	18.3	23.5	29.6
Adjusted EBITDA[i][ii]	**46.2**	37.1	31.9	59.9	47.8	37.2	37.1	52.1
Net income and comprehensive income available to shareholders	**10.0**	6.8	13.3	19.0	8.2	7.6	13.9	7.2
Basic income per share[iii]	**$ 0.34**	$ 0.23	$ 0.46	$ 0.74	$ 0.32	$ 0.29	$ 0.55	$ 0.29
Diluted income per share[iii]	**$ 0.32**	$ 0.22	$ 0.42	$ 0.67	$ 0.28	$ 0.26	$ 0.45	$ 0.25
Adjusted EPS[i][iii]	**$ 0.36**	$ 0.26	$ 0.45	$ 0.70	$ 0.38	$ 0.41	$ 0.43	$ 0.50
Cash dividend per share[iv]	**$ 0.04**	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.04	$ 0.02	$ 0.02

[i] See "Non-GAAP Financial Measures".
[ii] In the three months ended December 31, 2019 we changed the calculation of adjusted EBIT and adjusted EBITDA due to the reorganization of the NL Partnership. This change has not been reflected in results prior to the three months ended December 31, 2019. Applying this change to previously reported periods would result in an increase in adjusted EBITDA of in $0.2 million in Q1 2019.
[iii] Net income and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
[iv] The timing of payment of the cash dividend per share may differ from the dividend declaration date.

All other events being equal, oil sands mine support revenue during the December to March time period of each year is traditionally highest as ground conditions are most favorable for work requiring frozen ground access. Delays in the start of the winter freeze required to perform this type of work or an abnormal thaw period during the winter months will reduce overall revenues or have an adverse effect on project performance in the winter period. Extreme winter weather conditions, where temperatures dip below minus 30 degrees Celsius, can have an adverse effect on revenue due to lower equipment performance and reliability.

We generally experience a seasonal decline in our oil sands mine site support revenue, such as reclamation and muskeg removal services, during the three months ended June 30 of each year as weather conditions make performance of this heavy equipment intensive work difficult during this period. The oil sands mine support activity levels decline when frost leaves the ground and access to excavation and dumping areas, as well as associated roads, are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year-to-year, is referred to as "spring breakup" and has a direct impact on our mine support activity levels.

Mine support activities for resource mines outside the oil sands typically are at their peak during the May to October time period, contrary to the seasonality of an oil sands mine that relies on the cold winter season for effective material movement.

Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

LIQUIDITY AND CAPITAL RESOURCES

Summary of consolidated financial position

On October 8, 2020, we entered into an amendment to our Credit Facility agreement that increased the available borrowings permitted under our revolving facility by $25.0 million to $325.0 million. Please see below under "Liquidity and Capital Resources – Credit Facility" for more information on the amended facility.

As at December 31, 2020, we had $43.9 million in cash and $104.1 million of unused borrowing availability on the Credit Facility, for a total liquidity of $148.0 million (defined as cash plus available and unused Credit Facility borrowings). This is compared to our total liquidity of $114.6 million at December 31, 2019 ($5.5 million cash, and $109.1 million available and unused Credit Facility borrowings). Our liquidity is complemented by available borrowings through our equipment leasing partners. Under the terms of our Credit Facility, our finance lease borrowing is limited to $150.0 million. As at December 31, 2020, we had $29.4 million in unused finance lease borrowing availability under our Credit Facility, compared to $53.9 million at December 31, 2019. Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations, financing obligations and equipment promissory notes. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases. As at December 31, 2020, our total available capital liquidity was $177.4 million (defined as total liquidity plus unused finance lease borrowing availability under our Credit Facility) compared to $168.5 million at December 31, 2019.

(dollars in thousands)	December 31, 2020		December 31, 2019		Change	
Cash	$	**43,915**	$	5,544	$	38,371
Working capital assets						
Accounts receivable	$	**36,373**	$	66,746	$	(30,373)
Contract assets		**7,034**		19,193		(12,159)
Inventories		**19,174**		21,649		(2,475)
Contract costs		**1,969**		1,016		953
Prepaid expenses and deposits		**4,999**		4,245		754
Working capital liabilities						
Accounts payable		**(41,369)**		(88,201)		46,832
Accrued liabilities		**(19,111)**		(17,560)		(1,551)
Contract liabilities		**(1,512)**		(23)		(1,489)
Total net working capital (excluding cash)	$	**7,557**	$	7,065	$	492
Property, plant and equipment		**633,704**		587,729		45,975
Total assets		**838,928**		792,652		46,276
Finance lease obligations[i]		**69,472**		76,278		(6,806)
Credit facility[i]		**220,000**		190,000		30,000
Promissory notes[i]		**12,726**		14,648		(1,922)
Financing obligations[i]		**51,118**		15,435		35,683
Senior debt[ii]	$	**353,316**	$	296,361	$	56,955
Convertible debentures[i]		**55,000**		94,031		(39,031)
Mortgage[i]		**21,206**		21,739		(533)
Total debt[ii]	$	**429,522**	$	412,131	$	17,391
Cash		**(43,915)**		(5,544)		38,371
Net debt[ii]	$	**385,607**	$	406,587	$	(20,980)
Total shareholders' equity		**248,443**		180,119		68,324
Invested capital[ii]	$	**634,050**	$	586,706	$	47,344

[i] Includes current portion.
[ii] See "Non-GAAP Financial Measures".

As at December 31, 2020, we had $0.2 million in trade receivables that were more than 30 days past due, compared to $nil as at December 31, 2019. As at December 31, 2020 and December 31, 2019, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of past due trade receivables. We continue to monitor the credit worthiness of our customers.

Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at December 31, 2020, holdbacks totaled $0.1 million, down from the $7.2 million balance as at December 31, 2019.

The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from higher accounts receivable and unbilled revenue balances in the early phases of such projects.

Capital resources

Our capital resources consist primarily of cash flow provided by operating activities, cash borrowings under our Credit Facility and financing through operating leases and capital equipment financing.

Our primary uses of cash are for capital expenditures, to fulfill debt repayment and interest payment obligations, to fund operating and finance lease obligations, to finance working capital requirements and to pay dividends. When prudent, we have also used cash to repurchase our common shares.

We anticipate that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2021 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility.

	Three months ended December 31,		Year ended December 31,	
(dollars in thousands)	**2020**	2019	**2020**	2019
Purchase of PPE	$ **27,281**	$ 38,571	$ **117,300**	$ 157,026
Additions to intangibles	**1**	48	**272**	422
Gross capital expenditures	$ **27,282**	$ 38,619	$ **117,572**	$ 157,448
Proceeds from sale of PPE	**(807)**	(1,200)	**(2,913)**	(4,462)
Change in capital inventory and capital work in progress[(i)(ii)]	**3,359**	(4,234)	**(6,124)**	(10,524)
Capital expenditures, net[(i)]	**29,834**	33,185	**108,535**	142,462
Finance lease additions	**—**	—	**27,882**	28,107
Capital additions[(i)]	$ **29,834**	$ 33,185	$ **136,417**	$ 170,569

[(i)]   See "Non-GAAP Financial Measures".
[(ii)]   Included in property, plant and equipment on the Consolidated Balance Sheets is $32.3 million (2019 – $26.2 million) of capital inventory and capital work in progress.

	Three months ended December 31,		Year ended December 31,	
(dollars in thousands)	**2020**	2019	**2020**	2019
Sustaining	$ **26,656**	$ 23,663	$ **96,602**	$ 96,659
Growth	**3,178**	9,522	**11,933**	45,803
Capital expenditures, net[(i)]	**29,834**	33,185	**108,535**	142,462
Sustaining	**—**	—	**2,150**	28,107
Growth	**—**	—	**25,732**	—
Finance lease additions	**—**	—	**27,882**	28,107
Sustaining	**26,656**	23,663	**98,752**	124,766
Growth	**3,178**	9,522	**37,665**	45,803
Capital additions[(i)]	$ **29,834**	$ 33,185	$ **136,417**	$ 170,569

[(i)]   See "Non-GAAP Financial Measures".

Sustaining capital additions for the three months ended December 31, 2020 was $26.7 million and was almost exclusively made up of capitalized maintenance performed on existing fleet. The Q4 maintenance program was escalated in response to the stronger than expected demand for the upcoming busy winter season. During the quarter, maintenance personnel focused their attention on our internal fleet in terms of full machine rebuilds as well as major component change-outs deemed necessary based on age and condition. For the year ended December 31, 2020, sustaining capital was $98.8 million and was also predominantly comprised of maintenance costs which were componentized and capitalized. As is a customary Q1 practice in our fleet management process, certain single-life heavy and support equipment assets were purchased in Q1 2020 to replace existing aged units and represented the remainder of our sustaining capital additions for the year.

Growth capital additions for the three months ended December 31, 2020 was $3.2 million. This spending was comprised of final costs related to the startup of a heavy equipment maintenance facility located on a major customer site as well as the costs associated with an ultra-class haul truck which was commissioned for use in late Q4 2020. Growth capital additions for the year ended December 31, 2020 was $37.7 million and primarily related to the commissioning of shovels and loading units in Q1 2020 required to fulfill performance obligations under long-term contracts.

A portion of our heavy construction fleet is financed through finance leases. We continue to lease our motor vehicle fleet through our finance lease facilities. Our equipment fleet is currently split among owned (68.0%), finance leased (28.0%) and rented equipment (4.0%).

During Q2 2020, we updated our definitions of growth capital and sustaining capital to exclusively represent costs incurred related to property, plant and equipment which have been commissioned and available for use. With our newly constructed component rebuild facility progressing to full capacity, a significant portion of our component rebuild process has now been fully internalized. We feel that this change in definition better reflects the capital spend on our deployed and commissioned capital assets as well as the change in our business. If this definition change had not been made, our capital additions would have been as follows:

(dollars in thousands)	Three months ended December 31,				Year ended December 31,			
		2020		2019		2020		2019
Purchase of PPE	$	27,281	$	38,571	$	117,300	$	157,026
Additions to intangibles		1		48		272		422
Gross capital expenditures	$	27,282	$	38,619	$	117,572	$	157,448
Proceeds from sale of PPE		(807)		(1,200)		(2,913)		(4,462)
Change in capital inventory and capital work in progress(i)(ii)		(1,037)		(4,234)		(4,476)		(10,524)
Capital expenditures, net(i)		25,438		33,185		110,183		142,462
Finance lease additions		—		—		27,882		28,107
Capital additions(i)	$	25,438	$	33,185	$	138,065	$	170,569

(i) See "Non-GAAP Financial Measures".

(dollars in thousands)	Three months ended December 31,				Year ended December 31,			
		2020		2019		2020		2019
Sustaining	$	23,585	$	23,663	$	98,344	$	96,659
Growth		1,853		9,522		11,839		45,803
Capital expenditures, net(i)		25,438		33,185		110,183		142,462
Sustaining		—		—		2,150		28,107
Growth		—		—		25,732		—
Finance lease additions		—		—		27,882		28,107
Sustaining		23,585		23,663		100,494		124,766
Growth		1,853		9,522		37,571		45,803
Capital additions(i)	$	25,438	$	33,185	$	138,065	$	170,569

(i) See "Non-GAAP Financial Measures".

Summary of consolidated cash flows

(dollars in thousands)	Three months ended December 31,				Year ended December 31,			
		2020		2019		2020		2019
Cash provided by operating activities	$	62,739	$	82,473	$	147,272	$	157,944
Cash used by investing activities		(25,460)		(48,154)		(113,573)		(160,678)
Cash (used) provided by financing activities		(33,695)		(40,937)		4,672		(11,230)
Net increase (decrease) in cash	$	3,584	$	(6,618)	$	38,371	$	(13,964)

Operating activities

(dollars in thousands)	Three months ended December 31,		Year ended December 31,	
	2020	2019	**2020**	2019
Cash provided by operating activities prior to change in working capital⁽ⁱ⁾	$ **44,766**	$ 44,999	$ **150,084**	$ 149,425
Net changes in non-cash working capital	**17,973**	37,474	**(2,812)**	8,519
Cash provided by operating activities	$ **62,739**	$ 82,473	$ **147,272**	$ 157,944

⁽ⁱ⁾ See "Non-GAAP Financial Measures".

Cash provided by operating activities for the three months ended December 31, 2020 was $62.7 million, compared to cash provided by operating activities of $82.5 million for the three months ended December 31, 2019. Cash provided by operating activities for the year ended December 31, 2020 was $147.3 million, compared to cash provided by operating activities of $157.9 million for the year ended December 31, 2019.

The decrease in cash flow in the current year is a result of lower cash from working capital due to the timing of working capital balances. Cash provided by (used by) the net change in non-cash working capital specific to operating activities is detailed below.

(dollars in thousands)	Three months ended December 31,		Year ended December 31,	
	2020	2019	**2020**	2019
Accounts receivable	$ **6,906**	$ 13,596	$ **29,462**	$ 5,393
Contract assets	**(1,669)**	(1,540)	**12,159**	(10,352)
Inventories	**894**	1,020	**2,475**	(12,579)
Contract costs	**(439)**	(1,033)	**(953)**	943
Prepaid expenses and deposits	**322**	701	**(593)**	(663)
Accounts payable	**6,582**	27,665	**(46,832)**	28,600
Accrued liabilities	**3,987**	1,681	**(19)**	1,034
Contract liabilities	**1,390**	(4,616)	**1,489**	(3,857)
	$ **17,973**	$ 37,474	$ **(2,812)**	$ 8,519

Investing activities

During the three months ended December 31, 2020, cash used by investing activities was $25.5 million, compared to $48.2 million in cash used by investing activities in the three months ended December 31, 2019. Current period investing activities largely relate to $27.3 million for the purchase of property, plant and equipment, offset by $0.8 million in proceeds on disposal of property, plant and equipment. Prior year investing activities included $38.6 million for the purchase of property, plant, equipment offset by $1.2 million in proceeds on disposal of property, plant and equipment.

During the year ended December 31, 2020, cash used by investing activities was $113.6 million, compared to $160.7 million used by investing activities during the year ended December 31, 2019. Current period investing activities largely relate to $117.3 million for the purchase of property, plant and equipment, offset by $2.9 million in proceeds from the disposal of property, plant and equipment. Prior year investing activities included $157.0 million for the purchase of property, plant, equipment offset by $4.5 million in proceeds for the disposal of property, plant and equipment.

Financing activities

Cash used by financing activities during the three months ended December 31, 2020, was $33.7 million, which included $nil of proceeds of long-term debt offset by $23.1 million of long-term debt repayments, and $8.6 million in finance lease obligation repayments. Cash used by financing activities for the three months ended December 31, 2019 was $40.9 million, which included proceeds from long-term debt of $3.6 million offset by $34.2 million of long-term debt repayments and $8.5 million in finance lease obligation repayments.

For the year ended December 31, 2020, cash provided by financing activities was $4.7 million, which included $145.5 million of proceeds of long-term debt offset by $82.3 million of long-term debt repayments, $34.7 million in finance lease obligation repayments, $9.9 million of treasury share purchases and $9.1 million in share purchase program. Cash used by financing activities during the year ended December 31, 2019 was $11.2 million, driven by proceeds of long-term debt of $227.8 million offset by $186.9 million of long-term debt repayments, $38.2 million repayments towards finance lease obligations, $10.4 million of treasury share purchases and $2.7 million in financing costs.

Free cash flow

Free cash flow is a non-GAAP measure (see "Explanatory Notes – Non-GAAP Financial Measures" in this MD&A). Below is our reconciliation from the consolidated statement of cash flows ("Cash provided by operating activities" and "Cash used in investing activities") to our definition of free cash flow.

		Year ended December 31,	
(dollars in thousands)		2020	2019
Cash provided by operating activities	$	147,272	$ 157,944
Cash used in investing activities		(113,573)	(160,678)
Capital additions financed by leases		(27,882)	(28,107)
Add back:			
Growth capital additions		37,665	45,803
Cash reclassification to investments in affiliates and joint ventures from change in presentation of NL Partnership		—	10,630
Free cash flow[(i)]	$	**43,482**	$ 25,592

[(i)]   See "Non-GAAP Financial Measures".

Free cash flow for the year ended December 31, 2020 was $43.5 million which can be calculated as adjusted EBITDA of $175.5 million, less sustaining capital additions of $98.8 million and cash interest paid of $18.5 million and adjusted for cash investments in or payback from capital inventory, capital work in process and working capital balances. The 2020 capital program of $98.8 million generally reflects the run-rate of our heavy equipment fleet of approximately 626 assets but was impacted by the ramp down in late Q1 and subsequent ramp up in mid Q3 2020. Free cash flow for the year ended December 31, 2019 was $25.6 million, based on adjusted EBITDA of $174.2 million, less sustaining capital additions of $124.8 million and cash interest paid of $20.0 million and adjusted for changes in working capital and capital inventory balances. The increase in 2020 of $17.9 million was primarily driven by the decrease in sustaining capital additions of $26.0 million.

Contractual obligations and other commitments

Our principal contractual obligations relate to our long-term debt; finance and operating leases; and supplier contracts. The following table summarizes our future contractual obligations as of December 31, 2020, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at December 31, 2020 and may differ from actual results.

(dollars in thousands)	Total	2021	2022	2023	2024	2025 and thereafter
		Payments due by fiscal year				
Credit Facility[(i)]	$ 239,826	$ 7,158	$ 7,158	$ 225,510	$ —	$ —
Convertible debentures[(ii)]	70,125	2,750	2,750	2,750	2,750	59,125
Mortgage[(iii)]	34,352	1,552	1,548	1,561	1,565	28,126
Promissory notes	13,490	4,047	4,047	4,047	1,349	—
Finance leases[(iv)]	59,571	24,344	18,110	9,317	6,442	1,358
Operating leases[(v)]	14,042	1,214	1,051	917	700	10,160
Non-lease components of building lease commitments[(vi)]	1,092	324	412	159	—	197
Financing obligations	54,434	13,483	13,483	13,483	13,350	635
Supplier contracts	11,698	11,698	—	—	—	—
Total contractual obligations	**$ 498,630**	**$ 66,570**	**$ 48,559**	**$ 257,744**	**$ 26,156**	**$ 99,601**

[(i)] Our Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate (LIBOR) (all such terms are used or defined in our Credit Facility), plus applicable margins payable monthly.

[(ii)] The 5.00% convertible debentures mature on March 31, 2026. Interest is payable in equal installments semi-annually in arrears on March 31 and September 30 of each year. The 5.50% convertible debentures were redeemed April 6, 2020 and were settled in shares.

[(iii)] This includes a mortgage that bears interest for the first five years at a fixed rate of 4.80% and is secured by a first security interest in our maintenance facility and head office complex in Acheson, Alberta and a mortgage that bears variable interest at a floating base rate minus a variance of 1.50%, equal to 3.05% at December 31, 2020 and is secured by a first security interest on land in Acheson, Alberta.

[(iv)] Finance leases are net of receivable on heavy equipment operating sublease of $13,875 (2021 – $4,625; 2022 – $4,625; 2023 – $4,625)

[(v)] Operating leases are net of receivables on subleases of $22,069 (2021 – $3,554; 2022 – $2,651; 2023 – 1,496; 2024 – $493).

[(vi)] Non-lease components of lease commitments are net of receivables on subleases of $3,699 (2021 – $1,514; 2022 – $1,453; 2023 – $730; 2024 – $2). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.

Our total contractual obligations of $498.6 million as at December 31, 2020 have decreased from $521.0 million as at December 31, 2019 primarily related to an increase of $33.3 million related to our Credit Facility, an increase of $37.8 million to financing obligations, offset by a decrease in convertible debentures of $51.4 million and a decrease to supplier contracts of $13.6 million. For a discussion on our Credit Facility see "Credit Facility" below and for a more detailed discussion of our convertible debentures, see "Capital Structure and Securities" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.

We currently do not have any off-balance sheet arrangements.

Credit Facility

On October 8, 2020, we entered into an amendment to our Credit Facility that increased the revolving loan to $325.0 million, with the ability to increase the maximum borrowings by an additional $25.0 million subject to certain conditions, and permits finance lease debt to a limit of $150.0 million. This expanded facility matures on October 8, 2023, with an option to extend on an annual basis. The amended facility maintains financial covenant thresholds as well as other debt limits.

Our Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis.

- The first covenant is the senior leverage ratio ("Senior Leverage Ratio") which is Bank Senior Debt compared to Bank EBITDA.

  - "Bank Senior Debt" is defined as the Company's long-term debt, finance leases and outstanding letters of credit, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures.

  - "Bank EBITDA" is defined as earnings before interest, taxes, depreciation, and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income.

  Senior Leverage Ratio must be less than or equal to 3.0:1 at Q4 2020 and thereafter. In the event we enter into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition.

- The second covenant is the fixed charge coverage ratio ("Fixed Charge Coverage Ratio") which is defined as Bank EBITDA less cash taxes compared to Fixed Charges.

  ○ "Fixed Charges" is defined as cash interest, scheduled payments on debt, unfunded cash distributions and unfunded capital expenditures.

  The Fixed Charge Coverage Ratio must be maintained at a ratio greater than 1.15:1.

- The calculation of both financial covenants excludes rental revenue of the wholly owned subsidiary that owns our shop and head office complex.

As at December 31, 2020, we were in compliance with our financial covenants. The Senior Leverage Ratio was 2.15:1, in compliance with the maximum 3.0:1. The Fixed Charge Coverage Ratio was 1.74:1, in compliance with the minimum of 1.15:1.

Borrowing activity under our Credit Facility

As at December 31, 2020, there was $220.0 million borrowed against our Credit Facility along with $0.9 million in issued letters of credit under our Credit Facility (December 31, 2019 – $190.0 million and $0.9 million, respectively) and the unused borrowing availability was $104.1 million (December 31, 2019 – $109.1 million).

Outstanding share data

Common shares

We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.

As at February 12, 2021, there were 30,634,331 voting common shares outstanding, which included 1,850,826 common shares held by the trust and classified as treasury shares on our Consolidated Balance Sheets (31,011,831 common shares, including 1,845,201 common shares classified as treasury shares at December 31, 2020). We had no non-voting common shares outstanding on any of the foregoing dates.

Options

As at December 31, 2020, there were an aggregate of 125,000 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 125,000 voting common shares.

Convertible debentures

On March 2, 2020, we announced we had issued a notice of redemption to holders of the 5.50% convertible debentures due March 31, 2024. On April 6, 2020, the convertible debentures were redeemed in accordance with their original terms. We satisfied the redemption price through the issuance of 4,583,655 common shares and accrued and unpaid interest was settled in cash. The principal amount derecognized was $38.6 million. In the three months ended March 31, 2020, a principal amount of $0.4 million was converted into 39,261 common shares.

The terms of the 5.00% convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.00% convertible debentures	March 20, 2019	March 31, 2026	$ 26.25	$ 38.0952	$ 2,691

Interest on the debentures is payable semi-annually on March 31 and September 30 of each year.

The debentures are only redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase the debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.

On March 23, 2020, we entered into a swap agreement related to shares expected to be issued upon redemption of the 5.50% convertible debentures. This swap agreement was settled in April 2020 in accordance with its stated terms and resulted in the recognition of a realized loss of $2.2 million based on the difference between the conversion price of the shares under the terms of the 5.50% convertible notes and the expected price of our shares at the settlement date.

In April 2020, an additional swap agreement was entered into with respect to these shares. As at December 31, 2020, we recognized a realized gain of $2.1 million and an unrealized gain of $4.3 million on this agreement based on the difference between the par value of the converted shares and the expected price of our shares at contract maturity. This swap agreement is expected to mature in June 2021. The above noted swap agreements are derivative financial instruments that are recorded at fair value, with changes recognized in net realized and unrealized gain on derivative financial instruments within the Consolidated Statements of Operations and Comprehensive Income.

Share purchase program

Commencing on March 12, 2020, we engaged in a Normal-Course Issuer Bid ("NCIB") under which a maximum number of 2,300,000 common shares were authorized to be purchased. As at December 31, 2020, we purchased and subsequently cancelled 1,223,097 shares under this NCIB, at an average price of $7.45 per share. This resulted in a decrease to common shares of $9.9 million and an increase to additional paid-in capital of $0.8 million.

Subsequent to the year ended December 31, 2020, we purchased and subsequently cancelled 377,500 shares under this NCIB, which resulted in a decrease of common shares of $3.1 million and an increase to additional paid-in capital of $1.8 million.

Backlog

The following summarizes our non-GAAP reconciliation of backlog as at December 31, 2020 and December 31, 2019.

(dollars in thousands)	Dec 31, 2020	Dec 31, 2019
Performance obligations per financial statements	$ 126,816	$ 75,378
Add: undefined committed volumes	614,285	1,012,646
Backlog	**$ 741,101**	$ 1,088,024
Revenue generated from backlog for the year end	**$ 310,278**	$ 463,749

Backlog decreased $346.9 million during the year end December 31, 2020 which compares reasonably to the revenue recognized of $310.3 million and the $329.0 million as was reported in the 2019 MD&A. Differences from these metrics related to work the customer has either deferred or cancelled. As at December 31, 2020, we expect that $292.1 million of our backlog reported above will be performed over 2021.

Our equity method investments also have a backlog of which our share was $190.3 million as at December 31, 2020 (December 31, 2019 – $22.8 million), resulting in a combined backlog of $931.4 million as at December 31, 2020 (December 31, 2019 – $1,110.8 million).

Unpriced contract modifications

Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

- changes in client requirements, specifications and design;
- changes in materials and work schedules; and
- changes in ground and weather conditions.

Contract change management processes require that we obtain change orders from our clients approving scope and/or price adjustments to the contracts. Generally, a "change order" will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute with a customer, we assess the legal enforceability of the change to determine if a contract modification exists. We consider a contract modification to exist when the modification either creates new or changes existing enforceable rights and obligations.

If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.

We have constrained the variable consideration related to unpriced contract modifications, which is not unusual for this type of variable consideration. Significant judgement is involved in determining if a variable consideration amount should be constrained. The constrained variable consideration is limited to the amount that would not result in a risk of significant reversal of revenue (i.e. it is highly probable that a significant revenue reversal will not occur). In applying this constraint, we consider both the likelihood of a revenue reversal arising from an uncertain future event, and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:

- The amount of consideration is highly susceptible to factors outside our influence, such as judgement of actions of third parties, and weather conditions;

- The length of time between the recognition of revenue and the expected resolution;

- Our experience with similar circumstances and similar customers, specifically when such items have predictive value;

- Our history of resolution and whether that resolution includes price concessions or changing payment terms; and

- The range of possible consideration amounts.

During the year ended December 31, 2020, we recognized revenue from variable consideration related to unpriced contract modifications of $nil (December 31, 2019 – $4.9 million).

As at December 31, 2020, we had $nil of unresolved unpriced contract modifications on our balance sheet. This compares to $5.3 million of unresolved unpriced contract modifications recorded as at December 31, 2019.

Capital strategy

Our capital strategy continues to focus on increasing shareholder value and reducing our cost of debt. Our capital strategy activities for the past few years have included significantly restructuring our total debt, lowering our average cost of debt, purchasing and subsequently canceling voting common shares and increasing the borrowing flexibility and capacity of the Credit Facility. Building on these prior year successes, we took the following actions in 2020:

- Continue to drive down our cost of debt by utilizing the leasing capacity in our Credit Facility and securing competitive pricing provided by our equipment leasing partners to finance new and used equipment.

- Continue to maintain common shares in the trust for the future settlement of units issued under certain of our stock-based compensation plans. Our treasury shares, purchased well in advance of our stock-based compensation settlement dates, have a positive impact on shareholder dilution and future cash costs.

- On March 2, 2020, we announced a notice of redemption to the holders of our 5.50% convertible debentures. The debentures were redeemed on April 6, 2020 and the redemption was satisfied through issuance of 4,583,655 voting common shares and all accrued and unpaid interest was paid in cash.

- On March 9, 2020, we announced a NCIB to purchase up to 2,300,000 common shares for cancellation. This represented approximately 8.3% of the issued and outstanding common shares as of March 3, 2020. The NCIB commenced on March 12, 2020 and will terminate no later than March 11, 2021.

- On October 8, 2020 we entered into an amendment to our Amended and Restated Credit Agreement that increased the revolving loan to $325.0 million. This facility matures on October 8, 2023, with an option to extend on an annual basis. The Credit Facility permits finance lease obligations to a limit of $150.0 million and certain other borrowings outstanding to a limit of $20.0 million.

Our net debt is $385.6 million at December 31, 2020, compared to $406.6 million at December 31, 2019. Annual free cash flow of $43.5 million was used to fund growth capital spending of $37.7 million.

For a complete discussion on these activities see "Outstanding Share Data" in this MD&A.

Related parties

Amounts payable and receivables from joint ventures and affiliates are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing. The following table provides the balance sheet balances with the NL Partnership and its affiliates:

	December 31, 2020		December 31, 2019
Accounts receivable	$ 1,179	$	1,202
Other assets	1,432		—
Accounts payable and accrued liabilities	5,296		251

In June of 2019, we purchased heavy equipment from NL Partnership for $1.3 million settled in cash.

We enter into transactions with a number of joint ventures and affiliates that involve providing services primarily consisting of management fees and equipment rental revenue. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the years ended December 31, 2020 and 2019, revenue earned from these services was not material.

OUTLOOK

We believe that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet and pursue strategic opportunities. Our confidence in this positive outlook is underpinned by our expectation that the majority of the revenue will be derived from foundational work linked to oil sands production and contractual commitments. As evidenced by the recent gold mine contract awarded to the North American Nuna Joint Venture, we will continue to capitalize on incremental organic growth and will be focusing on geographical and customer diversification as opportunities arise. Given this confidence we have updated our diversification target for adjusted EBIT in 2022 from 40% to 50%.

As illustrated in the investor presentation that accompanies this annual report, we expect adjusted EBITDA and adjusted earnings per share for 2021 to be in the ranges $165 to $205 million, $1.60 to $1.90, respectively.

As mentioned previously, we maintain our expectation of focusing our free cash on deleveraging with the majority of 2021 free cash flow to be directed towards debt reduction (illustrative range of $35 to $45 million provided in the investor presentation).

We continue to assess and adjust the size and mix of our fleet to reflect our current and anticipated future demand with a focus on continued increases of utilization and reduction of maintenance costs, which in turn produces the highest return on these capital assets. We intend to limit our 2021 sustaining capital expenditures to approximately $90 million to $105 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements. At this time, we believe our 2021 growth capital spending could range from $5 million to $10 million to capitalize on near-term opportunities related to the strong demand for maintenance and component rebuild services.

ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES

Critical accounting estimates

The preparation of our consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Significant estimates and judgments made by us include:

- the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

- the evaluation of whether we are a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate;

- assumptions used in impairment testing; and

- estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

Actual results could differ materially from those estimates.

The accuracy of our revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for all significant projects use a detailed "bottom up" approach and we believe our experience allows us to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

- the completeness and accuracy of the original bid;

- costs associated with added scope changes;

- extended overhead due to owner, weather and other delays;

- subcontractor performance issues;

- changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

- changes in productivity expectations;

- site conditions that differ from those assumed in the original bid;

- contract incentive and penalty provisions;

- the availability and skill level of workers in the geographic location of the project; and

- a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting our profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the "Significant accounting policies" section of our consolidated financial statements for the year ended December 31, 2020 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

Accounting pronouncements recently adopted

- Financial instruments – credit losses

   - We adopted the new standard for credit losses effective January 1, 2020, which amends the impairment model of financial instruments to require the immediate recognition of expected losses rather than incurred losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). We applied a modified retrospective approach where the cumulative effect adjustment is recognized to the opening balance of equity as at January 1, 2020. As a result, we were not required to adjust our comparative period financial information for the effects of the standard or make the new required credit loss disclosures for the period before the date of adoption. The adoption of this new standard did not have a material impact to the financial statements and there was no adjustment to opening equity at January 1, 2020.

- Fair value measurement

    ○ Effective January 1, 2020 we adopted the new US GAAP standard for fair value measurement. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. This accounting standard update was issued to improve the effectiveness of disclosure requirements on fair value measurement. The adoption of this new standard did not have a material impact to the financial statements.

- Internal-use software

    ○ Effective January 1, 2020 we adopted the new US GAAP standard for internal-use software. In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40), Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This accounting standard update was issued to clarify the accounting for implementation costs in cloud computing arrangements. The adoption of this new standard did not have an impact to the financial statements.

- Related party guidance for variable interest entities
    ○ Effective January 1, 2020 we adopted the new US GAAP standard for related party guidance for variable interest entities. In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This accounting standard update was issued to provide an update for determining whether a decision-making fee is a variable interest requiring reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. The adoption of this new standard did not have an impact to the financial statements.

Issued accounting pronouncements not yet adopted

- Debt with conversion and other options

    ○ In September 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options and Derivatives and Hedging – Contracts in Entity's own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. This standard is effective January 1, 2022 with early adoption permitted. We are assessing the impact that the adoption of this standard may have on our consolidated financial statements.

For a complete discussion of accounting pronouncements, see the "Recent accounting pronouncements" section of our consolidated financial statements for the year ended December 31, 2020 and notes that follow, which sections are expressly incorporated by reference into this MD&A.

Non-GAAP financial measures

"Gross profit" is defined as revenue less: project costs; equipment costs; and depreciation. We believe that gross profit is a meaningful measure of our business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, property, plant and equipment are being allocated effectively.

"Adjusted net earnings" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment and certain other non-cash items included in the calculation of net income.

"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.

"Equity investment EBIT" is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.

"Adjusted EBITDA" is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization.

"Equity investment depreciation and amortization" is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.

We believe that adjusted EBIT and adjusted EBITDA are meaningful measures of business performance because they exclude items that are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.

"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.

As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example adjusted EBITDA does not:

- reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

- reflect changes in our cash requirements for our working capital needs;

- reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

- include tax payments or recoveries that represent a reduction or increase in cash available to us; or

- reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

"Margin" is defined as the financial number as a percent of total reported revenue. Examples where we use this reference and related calculation are in relation to "gross profit margin", "operating income margin", "net income margin", or "adjusted EBITDA margin". We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.

We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.

"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures; (iv) mortgage; (v) promissory notes; and (vi) financing obligations. We believe total debt is a meaningful measure in understanding our complete debt obligations.

"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.

"Senior debt" is defined as total debt, excluding convertible debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures. Senior debt is used primarily for our bank covenants contained in the Credit Facility agreement.

"Invested capital" is defined as total shareholders' equity plus net debt.

"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.

"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.

"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 6 – Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction.

"Growth capital" is defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset and have been commissioned and are available for use. These expenditures result in a meaningful increase to earnings and cash flow potential.

"Sustaining capital" is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.

"Capital expenditures, net" is defined as growth capital and sustaining capital.

"Capital additions" is defined as capital expenditures, net and lease additions.

"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.

"Capital work in progress" is defined growth capital and sustaining capital prior to commissioning and not available for use.

We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.

INTERNAL SYSTEMS AND PROCESSES

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.

An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2020 such disclosure controls and procedures were effective.

Management's report on internal control over financial reporting

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if a deficiency, or a combination of deficiencies, is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2020, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2020, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report stating that we, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

Material changes to internal controls over financial reporting

In early 2020, many of our corporate office staff and site administrative staff began working remotely from home due to the COVID-19 pandemic. This change required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes to our internal controls over financial reporting ("ICFR") for the period ended December 31, 2020 that have materially affected, or are reasonably likely to affect, our ICFR.

FORWARD-LOOKING INFORMATION

Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide certain forward-looking information, based on current plans and expectations, for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals. Such forward-looking information may not be appropriate for other purposes. Our forward-looking information is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.

Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "anticipate", "believe", "could", "estimate", "expect", "intend", "possible", "predict", "will" or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

- Our expectations that the seasonality of oil sands mine support revenues and non-oil sands mine support revenues will continue respectively as they have in the past;

- Our belief that there is minimal risk in the collection of past due trade receivables;

- Our anticipation that we will have enough cash from operations to fund our annual expenses, planned capital spending program and meet current and future working capital, debt servicing and dividend payment requirements in 2021 from existing cash balances, cash provided by operating activities and borrowings under our Credit Facility;

- Statements regarding backlog, including our expectation that $292.1 million of our backlog will be performed over 2021;

- Our belief that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet and pursue strategic opportunities;

- Our expectation that the majority of our revenue will be derived from foundational work linked to oil sands production and contractual commitments;

- Our expectation that we will continue to capitalize on incremental organic growth and will be focusing on geographical and customer diversification as opportunities arise;

- Statements regarding our targets for diversification of EBIT, specifically to have EBIT in 2022 be generated 50% from non-oil sands work;

- Our expectation that adjusted EBITDA and adjusted earnings per share for 2021 will be in the ranges $165 to $205 million and $1.60 to $1.90, respectively;

- Our expectation of focusing our free cash on deleveraging with the majority of 2021 free cash flow to be directed towards debt reduction (in the range of $35 to $45 million);

- Our intention to limit our 2021 sustaining capital expenditures to approximately $90 million to $105 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements;

- Our belief that our 2021 growth capital spending could range from $5 million to $10 million to capitalize on near-term opportunities related to the strong demand for maintenance and component rebuild services.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" and "Risk Factors" below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the "Forward-Looking Information, Assumptions and Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.

Assumptions

The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

- consistent or improved site access restrictions related to COVID-19 safety protocols;

- oil prices remaining stable and not dropping significantly in 2021;

- oil sands production continuing to be resilient to drops in oil prices due to our customer's desire to lower their operating cost per barrel;

- continuing demand for heavy construction and earth-moving services, including in diversified resources and geographies;

- continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;

- our ability to maintain our expenses at current levels in proportion to our revenue;

- work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;

- our customers' continued willingness and ability to meet their contractual obligations to us;

- our customers' continued economic viability, including their ability to pay us in a timely fashion;

- our customers and potential customers continuing to outsource activities for which we are capable of providing services;

- our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

- our continued ability to access sufficient funds to meet our funding requirements;

- our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

- our relationships with the unions representing certain of our employees continuing to be positive; and

- our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.

Risk factors

The following are the key risk factors that affect us and our business. These factors could materially and adversely affect our operating results and could cause actual results to differ materially from those described in forward-looking statements.

- *Availability of Skilled Labour.* The success of our business depends on our ability to attract and retain skilled labour. Our industry is faced with a shortage of skilled labour in certain disciplines, particularly in remote locations that require workers to live away from home for extended periods. The resulting competition for labour may limit our ability to take advantage of opportunities otherwise available or alternatively may impact the profitability of such endeavors on a going forward basis. We believe that our union status, size and industry reputation will help mitigate this risk but there can be no assurance that we will be successful in identifying, recruiting or retaining a sufficient number of skilled workers.

- *Unit-price Contracts.* Approximately 47%, 52% and 62% of our revenue for the years ended December 31, 2020, 2019 and 2018, respectively, was derived from unit-price contracts and, to a lesser degree, lump-sum contracts. Unit-price contracts require us to guarantee the price of the services we provide and thereby potentially expose us to losses if our estimates of project costs are lower than the actual project costs we incur and contractual relief from the increased costs is not available. The costs we actually incur may be affected by a variety of factors including those that are beyond our control, such as:

  - site conditions differing from those assumed in the original bid;

  - the availability and cost of skilled workers;

  - the availability and proximity of materials;

  - unfavorable weather conditions hindering productivity;

  - equipment availability, productivity and timing differences resulting from project construction not starting on time; and

  - the general coordination of work inherent in all large projects we undertake.

  Further, under these contracts any errors in quantity estimates or productivity losses for which contractual relief is not available, must be absorbed within the price. When we are unable to accurately estimate and adjust for the costs of unit-price contracts, or when we incur unrecoverable cost overruns, the related projects may result in lower margins than anticipated or may incur losses, which could adversely affect our results of operations, financial condition and cash flow.

- *Customer Concentration.* Most of our revenue comes from the provision of services to a small number of major oil sands mining companies. Revenue from our four largest customers represented approximately 96% and 95% of our total revenue for the years ended December 31, 2020 and 2019, respectively, and those customers are expected to continue to account for a significant percentage of our revenues in the future. If we lose or experience a significant reduction of business or profit from one or more of our significant customers, we may not be able to replace the lost work or income with work or income from other customers. Certain of our long-term contracts can allow our customers to unilaterally reduce or eliminate the work that we are to perform under the contract. Additionally, certain contracts allow the customer to terminate the contract without cause with minimal or no notice to us. The loss of or significant reduction in business with one or more of our major customers could have a material adverse effect on our business and results of operations.

- *Cashflow, Liquidity and Debt.* As of December 31, 2020 we had $429.5 million of total debt outstanding. While we have achieved a significant improvement in the flexibility to borrow against our borrowing capacity and a reduction in the cost of our debt over the past three years, our current indebtedness may:

  - limit our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;

  - limit our ability to use operating cash flow in other areas of our business as such funds are instead used to service debt;

  - limit our ability to post surety bonds required by some of our customers;

  - place us at a competitive disadvantage compared to competitors with less debt;

  - increase our vulnerability to, and reduce our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and

  - increase our vulnerability to increases in interest rates because borrowings under our Credit Facility and payments under our mortgage along with some of our equipment leases and promissory notes are subject to variable interest rates.

  Further, if we do not have sufficient cash flow to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.

- *Large Projects and Joint Ventures*. A portion of our revenue is derived from large projects, some of which are conducted through joint ventures. These projects provide opportunities for significant revenue and profit contributions but, by their nature, carry significant risk and, as such, can result in significant losses. The risks associated with such large-scale projects are often proportionate to their size and complexity, thereby placing a premium on risk assessment and project execution. The contract price on large projects is based on cost estimates using several assumptions. Given the size of these projects, if assumptions prove incorrect, whether due to faulty estimates, unanticipated circumstances, or a failure to properly assess risk, profit may be materially lower than anticipated or, in a worst-case scenario, result in a significant loss. The recording of the results of large project contracts can distort revenues and earnings on both a quarterly and an annual basis and can, in some cases, make it difficult to compare the financial results between reporting periods. Joint ventures are often formed to undertake a specific project, jointly controlled by the partners, and are dissolved upon completion of the project. We select our joint venture partners based on a variety of criteria including relevant expertise, past working relationships, as well as analysis of prospective partners' financial and construction capabilities. Joint venture agreements spread risk between the partners and they generally state that companies will supply their proportionate share of operating funds and share profits and losses in accordance with specified percentages. Nevertheless, each participant in a joint venture is usually liable to the client for completion of the entire project in the event of a default by any of its partners. Therefore, in the event that a joint venture partner fails to perform its obligations due to financial or other difficulties or is disallowed from performing or is otherwise unable to perform its obligations as a result of the client's determination, whether pursuant to the relevant contract or because of modifications to government or agency procurement policies or rules or for any other reason, we may be required to make additional investments or provide additional services which may reduce or eliminate profit, or even subject us to significant losses with respect to the joint venture. As a result of the complexity and size of such projects that we undertake or are likely to undertake going forward, the failure of a joint venture partner on a large complex project could have a significant impact on our results.

- *Labour Disputes.* The majority of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations. In order to minimize this risk, NACG has no strike and no lockout provision in our collective agreements. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need.

- *Competition.* We compete for work with other contractors of various sizes and capabilities. New contract awards and contract margin are dependent on the level of competition and the general state of the markets in which we operate. Fluctuations in demand may also impact the degree of competition for work. Competitive position is based on a multitude of factors including pricing, ability to obtain adequate bonding, backlog, financial strength, appetite for risk, reputation for safety, quality, timeliness and experience. If we are unable to effectively respond to these competitive factors, results of operations and financial condition will be adversely impacted.

- *Customer Outsourcing.* Outsourced heavy construction and mining services constitute a large portion of the work we perform for our customers. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.

- *Equipment Utilization.* Our business depends on our fleet being operable and in ready-to-work condition. We often operate in conditions that inflict a high degree of wear on our equipment. If we are unable to maintain our fleet so as to obtain our planned utilization rates, or if we are required to expend higher than expected amounts on maintenance or to rent replacement equipment at high rates due to equipment breakdowns, our operating revenues and profits will be adversely impacted. We endeavor to mitigate these risks through our maintenance planning and asset management processes and procedures, though there is no assurance that we can anticipate our future equipment utilization rates with certainty.

- *Backlog.* There can be no assurance that the revenues projected in our backlog at any given time will be realized or, if realized, that they will perform as expected with respect to margin. Project suspensions, terminations or reductions in scope do occur from time to time due to considerations beyond our control and may have a material impact on the amount of reported backlog with a corresponding impact on future revenues and profitability.

- *Foreign Exchange.* We regularly transact in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. As such, we are exposed to the risk of fluctuations in foreign exchange rates. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.

- *Internal Controls.* Ineffective internal controls over financial reporting could result in an increased risk of material misstatements in our financial reporting and public disclosure record. Inadequate controls could also result in system downtime, give rise to litigation or regulatory investigation, fraud or the inability to continue our business as presently constituted. We have designed and implemented a system of internal controls and a variety of policies and procedures to provide reasonable assurance that material misstatements in the financial reporting and public disclosures are prevented and detected on a timely basis and that other business risks are mitigated. See the section entitled "Internal Systems and Processes" in our MD&A for further details.

- *Health and Safety.* We are subject to, and comply with, all health and safety legislation applicable to our operations. We have a comprehensive health and safety program designed to ensure our business is conducted in a manner that protects both our workforce and the general public. Despite our past success, there can be no guarantee that we will be able to maintain our high standards and level of health and safety performance. An inability to maintain excellent safety performance could adversely affect our business by customers reducing existing work in response and by hampering our ability to win future work.

- *Short-notice Reductions in Work.* We allocate and mobilize our equipment and hire personnel based on estimated equipment and service plans supplied by our customers. At the start of each new project, we incur significant start-up costs related to the mobilization and maintenance configuration of our heavy equipment along with personnel hiring, orientation, training and housing costs for staff ramp-ups and redeployments. We expect to recover these start-up costs over the planned volumes of the projects we are awarded. Significant reductions in our customer's required equipment and service needs, with short notice, could result in our inability to redeploy our equipment and personnel in a cost effective manner. In the past, such short-notice reductions have occurred due to changes in customer production schedules or mine planning or due to unplanned shutdowns of our customers' processing facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures. Our ability to maintain revenues and margins may be adversely affected to the extent these events cause reductions in the utilization of equipment and we can no longer recover our full start-up costs over the reduced volume plan of our customers.

- **Resolution of Claims.** Changes to the nature or quantity of the work to be completed under our contracts are often requested by clients or become necessary due to conditions and circumstances encountered while performing work. Formal written agreement to such changes, or in pricing of the same, is sometimes not finalized until the changes have been started or completed. As such, disputes regarding the compensation for changes could impact our profitability on a particular project, our ability to recover costs or, in a worst-case scenario, result in project losses. Included in our revenues is a total of $nil relating to disputed claims or unapproved change orders. Although we believe that we are entitled to such revenue and that we will collect such revenue, if we are not able to resolve these claims and undertake legal action in respect of these claims, there is no guarantee that a court will rule in our favour. There is also the possibility that we could choose to accept less than the full amount of a claim as a settlement to avoid legal action. In either such case, a resolution or settlement of the claims in an amount less than the amount recognized as claims revenue could lead to a future write-down of revenue and profit.

- **Heavy Equipment Demand.** As our work mix changes over time we adjust our fleet to match anticipated future requirements. This involves both purchasing and disposing of heavy equipment. If the global demand for mining, construction and earthworks services is reduced, we expect that the global demand for the type of heavy equipment used to perform those services would also be reduced. While we may be able to take advantage of reduced demand to purchase certain equipment at lower prices, we would be adversely impacted to the extent we seek to sell excess equipment. If we are unable to recover our cost base on a sale of excess heavy equipment, we would be required to record an impairment charge which would reduce net income. If it is determined that market conditions have impaired the valuation of our heavy equipment fleet, we also may be required to record an impairment charge against net income.

- **Integration.** There can be no assurance that we will maximize or realize the full potential of any of our acquisitions. A failure to successfully integrate acquisitions and execute a combined business plan could materially impact our financial results.

- **Price Escalators.** Our ability to maintain planned project margins on longer-term contracts with contracted price escalators is dependent on the contracted price escalators accurately reflecting increases in our costs. If the contracted price escalators do not reflect actual increases in our costs, we will experience reduced project margins over the remaining life of these longer-term contracts. In strong economic times, the cost of labour, equipment, materials and sub-contractors is driven by the market demand for these project inputs. The level of increased demand for project inputs may not have been foreseen at the inception of the longer-term contracts with fixed or indexed price escalators resulting in reduced margins over the remaining life of the longer-term contracts.

- **Cyber Security and Information Technology Systems.** We utilize information technology systems for some of the management and operation of our business and are subject to information technology and system risks, including hardware failure, cyber-attack, security breach and destruction or interruption of our information technology systems by external or internal sources. Although we have policies, controls and processes in place that are designed to mitigate these risks, an intentional or unintentional breach of our security measures or loss of information could occur and could lead to a number of consequences, including but not limited to: the unavailability, interruption or loss of key systems applications, unauthorized disclosure of material and confidential information and a disruption to our business activities. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences. We attempt to prevent breaches through the implementation of various technology-based security measures, contracting consultants and expert third-parties, hiring qualified employees to manage our systems, conducting periodic audits and reviewing and updating policies, controls and procedures when appropriate. To date, we have not been subject to a material cyber security breach that has had a serious impact on its business or operations; however, there is a possibility that the measures we take to protect our information technology systems may not be effective in protecting against a significant specific breach in the future.

- *Management.* Our continued growth and future success depends on our ability to identify, recruit, assimilate and retain key management, technical, project and business development personnel. There can be no assurance that we will be successful in identifying, recruiting or retaining such personnel.

- *Shifting Customer Priorities Related to Climate Change*. Climate change continues to attract considerable public and regulatory attention, with greenhouse gas emission regulations becoming more commonplace and stringent. The transition to a lower-carbon economy has the potential to be disruptive to traditional business models and investment strategies. Government action intended to address climate change may involve both economic instruments such as carbon taxation as well as restrictions on certain sectors such as cap-and-trade schemes. Certain jurisdictions in which we operate impose carbon taxes on significant emitters and there is a possibility of similar taxation in other jurisdictions in the future. Other government restrictions on certain market sectors could also adversely impact current or potential clients resulting in a reduction of available work. Our clients may also alter their long-term plans due to government regulation, changes in policies of investors or lenders or simply due to changes in public perception of their business. This risk can be mitigated to an extent by identifying changing market demands to offset lower demand for some services with opportunities in others, forming strategic partnerships and pursuing sustainable innovations.

- *Climate Change Related Financial Risks*. As new climate change measures are introduced or strengthened our cost of business may increase as we incur expenses related to complying with environmental regulations and policies. We may be required to purchase new equipment to reduce emissions in order to comply with new regulatory standards or to mitigate the financial impact of carbon taxation. We may also incur costs related to monitoring regulatory trends and implementing adequate compliance processes. Our inability to comply with climate change laws and regulations could result in penalties or reputational damage that may impair our prospects.

- *Climate Change Related Reputational Risks*. Investors and other stakeholders worldwide are becoming more attuned to climate change action and sustainability matters, including the efforts made by issuers to reduce their carbon footprint. Our reputation may be harmed if it is not perceived by our stakeholders to be sincere in our sustainability commitment and our long-term results may be impacted as a result. In addition, our approach to climate change issues may increasingly influence stakeholders' views of the company in relation to its peers and their investment decisions.

- *Impact of Extreme Weather Conditions and Natural Disasters.* Extreme weather conditions or natural disasters, such as fires, floods and similar events, may cause delays in the progress of our work, which to the extent that such risk is not mitigated through contractual terms, may result in loss of revenues while certain costs continue to be incurred. Such delays may also lead to incurring additional non-compensable costs, including overtime work, that are necessary to meet customer schedules. Delays in the commencement of a project due to extreme weather or natural disaster may also result in customers choosing to defer or even cancel planned projects entirely. Such events may also impact the availability and cost of equipment, parts, labour or other inputs to our business that could have a material adverse effect on our financial position. If the frequency or severity of such events rises in the future as a result of climate change, our risk and potential impacts will also rise.

- *Risk Factors Related to COVID-19*. While markets and economies have somewhat stabilized as governments and industry have implemented measures to mitigate the impacts of the pandemic, the situation continues to evolve. Should the pandemic worsen, we could be subject to additional or continued adverse impacts, including, but not limited to restrictions or limitations on the ability of our employees, contractors, suppliers and customers to conduct business due to quarantines, closures or travel restrictions, including the potential for deferral or cessation of ongoing or planned projects. Estimates and judgements made by management in the preparation of the financial statements are subject to a higher degree of measurement uncertainty during this period. The ultimate duration and magnitude of the pandemic and its financial effect on us is not known at this time. We are continuously monitoring the situation, however, and working with our customers and suppliers to mitigate its effects.

As required by US GAAP, we review our long-lived assets, including property, plant and equipment and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We detected impairment indicators at March 31, 2020, as a result of the uncertainty in the economic environment, relating to the suppression of commodity prices combined with the impact of the COVID-19 pandemic. We completed an impairment test comparing the net carrying value of our long-lived assets to the estimated undiscounted net cash flows to be generated from use of those assets and concluded that they are recoverable and, as such, no impairment was recorded. At December 31, 2020, there were no indicators, as there had been no material declines in the operating environment or expected financial results as compared to March 31, 2020.

ADDITIONAL INFORMATION

Corporate head office is located at 27287 – 100 Avenue, Acheson, Alberta, T7X 6H8.

Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.

Management's Report

The accompanying consolidated financial statements and all of the information in Management's Discussion and Analysis ("MD&A") are the responsibility of management of the Company. The consolidated financial statements were prepared by management in accordance with U.S. generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 2 to the consolidated financial statements. Certain amounts in the consolidated financial statements are based on estimates and judgments relating to matters not concluded by year end. The integrity of the information presented in the consolidated financial statements is the responsibility of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for approval of the consolidated financial statements. The board carries out this responsibility through its Audit Committee. The Board has appointed an Audit Committee comprising all independent directors. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and the Independent Auditors' Report of Registered Public Accounting Firm on the financial statements; and examines other auditing and accounting matters. The Audit Committee has reviewed the consolidated financial statements with management and discussed the appropriateness of the accounting principles as applied and significant judgments and estimates affecting the consolidated financial statements. The Audit Committee has discussed with the external auditors, the appropriateness of those principles as applied and the judgments and estimates noted above. The consolidated financial statements and the MD&A have been reviewed by the Audit Committee and approved by the Board of Directors of North American Construction Group Ltd.

The consolidated financial statements have been examined by the shareholders' auditors, KPMG LLP, Chartered Professional Accountants. The Independent Auditors' Report of Registered Public Accounting Firm on the financial statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria set forth in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, management concluded that the Company's system of internal control over financial reporting was effective as of December 31, 2020. The details of this evaluation and conclusion are documented in the MD&A.

KPMG LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2020, has also issued a report stating its opinion that the Company has maintained effective internal control over financial reporting as of December 31, 2020 based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by the COSO.

Joe Lambert
Chief Executive Officer
February 17, 2021

Jason Veenstra
Executive Vice President & Chief Financial Officer
February 17, 2021



2200, 10175 - 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of North American Construction Group Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited North American Construction Group Ltd. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2020, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes (collectively, the "consolidated financial statements"), and our report dated February 17, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting in the accompanying Management's Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Chartered Professional Accountants

Edmonton, Canada
February 17, 2021



2200, 10175 - 101 Street

Edmonton AB T5J 0H3

Telephone (780) 429-7300

Fax (780) 429-7379

www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of North American Construction Group Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of North American Construction Group Ltd. and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 17, 2021 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

a) Estimation of total costs to be incurred for unit-price long-term contract revenue

As discussed in note 2(c) to the consolidated financial statements, the Company recognizes revenues under four principal types of contracts: lump-sum, unit-price, time-and-materials, and cost-plus. For the year ended December 31, 2020, total contract revenues recognized by the Company were $500.4 million, including $41.9 million recognized under unit-price contracts with defined scope that were in-progress at year-end. Under its unit-price contracts with defined scope, the Company recognizes revenue over time based on the ratio of actual costs incurred to date divided by the Company's estimated total costs (ETC).

We identified the evaluation of ETC for in-progress unit-price contracts with defined scope as a critical audit matter. The evaluation of the ETC for in-progress unit-price contracts with defined scope involved complex auditor judgement, given these estimates are dependent upon a number of factors, including the accuracy of the estimates made at the period-end date, primarily consisting of labor hours, equipment usage, and material costs and quantities to be incurred over the remaining contract periods.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls within the Company's revenue recognition process. This included controls related to the review of the ETC for unit-price contracts with defined scope that were in-progress at year-end. For a selection of these contracts, we evaluated the reasonableness of the Company's determination of ETC for the contract, including tracing a selection of costs in the ETC (material costs and quantities, labor hours, and equipment usage) to recent forecasts developed by project managers and comparing actual costs incurred subsequent to year-end for consistency with corresponding amounts included in the ETC at year-end. We inspected the executed contract with the customer to evaluate the Company's identification of performance obligations and the determined method for measuring contract progress. We conducted interviews with relevant project personnel to gain an understanding of the status of project activities and factors impacting the ETC of the selected contract, such as costs associated with scope changes; changes in productivity expectations; extended overhead due to owner, weather, and other delays; differences in site conditions from the original bid; the availability and skill level of workers in the geographic location of the project; and changes in the availability and proximity of equipment and materials. We evaluated the Company's ability to estimate these amounts by comparing actual project margins to previous estimates.

b) Evaluation of the determination of the recoverable amount of long-lived assets

As discussed in note 2(n) to the consolidated financial statements, the Company reviews its long-lived assets or asset groups for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets are comprised primarily of property, plant and equipment and right-of-use assets. The Company's long-lived assets are assessed for impairment as a single asset group. As at March 31, 2020, the Company identified an indicator that the carrying value of the asset group may not be recoverable. The Company performed a recoverability test by comparing the forecasted undiscounted cash flows of the asset group (the recoverable amount) to its carrying amount. The carrying amount of the Company's long-lived assets was $638.1 million as at March 31, 2020 and $651.9 million as at December 31, 2020.

We identified the evaluation of the determination of the recoverable amount of long-lived assets as a critical audit matter. The evaluation of the Company's assumptions used to estimate the recoverable amount of the asset group involved complex auditor judgment, primarily related to the evaluation of the assumptions used to determine forecasted revenue growth and gross margin percentage used to estimate the recoverable amount as they are subject to a high degree of subjectivity.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's determination of the recoverable amount of long-lived assets. This included controls related to the determination of the significant assumptions of forecasted revenue growth and gross margin percentage used to determine the recoverable amount of long-lived assets. We evaluated the forecasted revenue growth and gross margin percentage used to determine the recoverable amount of long-lived assets by comparing the assumptions to historical results, secured revenues from executed contracts, and forecasted financial results. We compared the 2020 forecasted revenues and gross margin contained in the recoverability test to actual results to assess the Company's ability to accurately forecast.

We have served as the Company's auditor since 1998.

KPMG LLP

Chartered Professional Accountants

Edmonton, Canada
February 17, 2021

Consolidated Balance Sheets

As at December 31
(Expressed in thousands of Canadian Dollars)

	Note	2020	2019
Assets			
Current assets			
Cash		$ 43,915	$ 5,544
Accounts receivable	5	36,373	66,746
Contract assets	6(b)	7,034	19,193
Inventories	2(k)	19,174	21,649
Prepaid expenses and deposits		4,999	4,245
Assets held for sale		4,129	424
Derivative financial instruments	7(b)	4,334	—
		119,958	117,801
Property, plant and equipment, net of accumulated depreciation $302,682 (2019 – $276,185)	8	633,704	587,729
Operating lease right-of-use assets	9	18,192	21,841
Investments in affiliates and joint ventures	10	44,050	42,908
Other assets		6,617	6,718
Deferred tax assets	11	16,407	15,655
Total assets		**$ 838,928**	**$ 792,652**
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable		$ 41,369	$ 88,201
Accrued liabilities	12	19,111	17,560
Contract liabilities	6(b)	1,512	23
Current portion of long-term debt	7	16,307	18,514
Current portion of finance lease obligations	9	26,895	29,206
Current portion of operating lease liabilities	9	4,004	3,799
		109,198	157,303
Long-term debt	7	341,547	313,443
Finance lease obligations	9	42,577	47,072
Operating lease liabilities	9	14,118	17,710
Other long-term obligations	13	18,850	24,504
Deferred tax liabilities	11	64,195	52,501
		590,485	612,533
Shareholders' equity			
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2020 – 31,011,831 (December 31, 2019 – 27,502,912))	15(a)	255,064	225,966
Treasury shares (December 31, 2020 – 1,845,201 (December 31, 2019 – 1,725,467))	15(a)	(18,002)	(15,911)
Additional paid-in capital		46,536	49,919
Deficit		(35,155)	(79,855)
Shareholders' equity		248,443	180,119
Total liabilities and shareholders' equity		**$ 838,928**	**$ 792,652**
Contingencies	20		
Subsequent event	15(b)		

Approved on behalf of the Board

/s/ Martin R. Ferron

Martin R. Ferron, Executive Chairman

/s/ Bryan D. Pinney

Bryan D. Pinney, Lead Director

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	Note	2020	2019
Revenue	6	$ 500,374	$ 719,067
Project costs	14(b)	139,452	277,646
Equipment costs	2(k),14(b)	177,532	243,427
Depreciation		89,008	101,582
Gross profit		94,382	96,412
General and administrative expenses	14(b),17	24,102	36,898
Loss (gain) on disposal of property, plant and equipment		757	(31)
Amortization of intangible assets		578	711
Operating income		68,945	58,834
Interest expense, net	16	18,681	21,623
Equity earnings in affiliates and joint ventures	10	(5,942)	(2,780)
Net realized and unrealized gain on derivative financial instruments	7(b)	(4,266)	—
Income before income taxes		60,472	39,991
Current income tax expense	11	—	13
Deferred income tax expense	11	11,264	2,845
Net income and comprehensive income		49,208	37,133
Net income attributable to noncontrolling interest	10	—	(255)
Net income and comprehensive income available to shareholders		$ 49,208	$ 36,878
Per share information			
Basic net income per share	15(b)	$ 1.75	$ 1.45
Diluted net income per share	15(b)	$ 1.60	$ 1.23

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(Expressed in thousands of Canadian Dollars)

	Common equity					Noncontrolling interest	Total
	Common shares	Treasury shares	Additional paid-in capital	Deficit	Total		
Balance at December 31, 2018	$ 221,773	$ (11,702)	$ 53,567	$ (113,917)	$ 149,721	$ 494	$ 150,215
Net income and comprehensive income available to shareholders	—	—	—	36,878	36,878	255	37,133
Dividends ($0.12 per share)	—	—	—	(3,066)	(3,066)	—	(3,066)
Exercise of stock options	3,248	—	(1,295)	—	1,953	—	1,953
Conversion of convertible debentures	945	—	—	—	945	—	945
Purchase of treasury shares	—	(10,387)	—	—	(10,387)	—	(10,387)
Stock-based compensation	—	6,178	(2,353)	—	3,825	—	3,825
Distributions to (from) affiliates and joint venture partners	—	—	—	250	250	(280)	(30)
Effect of change in presentation of NL Partnership	—	—	—	—	—	(469)	(469)
Balance at December 31, 2019	$ 225,966	$ (15,911)	$ 49,919	$ (79,855)	$ 180,119	$ —	$ 180,119
Net income and comprehensive income available to shareholders	—	—	—	49,208	49,208	—	49,208
Dividends ($0.16 per share)	—	—	—	(4,508)	(4,508)	—	(4,508)
Exercise of stock options	895	—	(358)	—	537	—	537
Conversion of convertible debentures	38,066	—	—	—	38,066	—	38,066
Share purchase programs	(9,863)	—	755	—	(9,108)	—	(9,108)
Purchase of treasury shares	—	(9,893)	—	—	(9,893)	—	(9,893)
Stock-based compensation	—	7,802	(3,780)	—	4,022	—	4,022
Balance at December 31, 2020	$ 255,064	$ (18,002)	$ 46,536	$ (35,155)	$ 248,443	$ —	$ 248,443

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31
(Expressed in thousands of Canadian Dollars)

	Note	2020	2019
Cash provided by			
Operating activities:			
Net income and comprehensive income		$ 49,208	$ 37,133
Adjustments to reconcile net income to cash from operating activities:			
Depreciation		89,008	101,582
Amortization of intangible assets		578	711
Amortization of deferred financing costs	16	1,091	969
Loss (gain) on disposal of property, plant and equipment		757	(31)
Net realized and unrealized gain on derivative financial instruments		(4,266)	—
Stock-based compensation expense	17	1,944	9,443
Cash settlement of directors' deferred share unit plan	17(c)	(103)	(5,084)
Equity earnings in affiliates and joint ventures		(5,942)	(2,780)
Dividends and advances received from affiliates and joint ventures		6,591	4,382
Other adjustments to cash from operating activities		(46)	255
Deferred income tax expense		11,264	2,845
Net changes in non-cash working capital	18(b)	(2,812)	8,519
		147,272	157,944
Investing activities:			
Cash reclassification to investments in affiliates and joint ventures from change in presentation of NL Partnership	10	—	(10,630)
Purchase of property, plant and equipment		(117,300)	(157,026)
Additions to intangible assets		(272)	(422)
Proceeds on disposal of property, plant and equipment		2,913	4,462
Investment in affiliates and joint ventures		(1,810)	—
Net repayments of loans to affiliates and joint ventures		2,896	2,938
		(113,573)	(160,678)
Financing activities:			
Proceeds from long-term debt	7	145,457	227,750
Repayment of long-term debt	7	(82,297)	(186,881)
Financing costs		(965)	(2,689)
Repayment of finance lease obligations		(34,688)	(38,160)
Distribution paid to noncontrolling interest of affiliates		—	(280)
Dividend payments	15(c)	(4,371)	(2,536)
Proceeds from exercise of stock options		537	1,953
Share purchase program		(9,108)	—
Purchase of treasury shares	15(a)	(9,893)	(10,387)
		4,672	(11,230)
Increase (decrease) in cash		38,371	(13,964)
Cash, beginning of year		5,544	19,508
Cash, end of year		$ 43,915	$ 5,544

Supplemental cash flow information (note 18(a))

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended December 31, 2020 and 2019
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

North American Construction Group Ltd. ("NACG" or the "Company"), was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 primarily in western Canada but also in other parts of Canada and the United States, providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.

2. Significant accounting policies

a) Basis of presentation

These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These consolidated financial statements include the accounts of the Company, its wholly-owned, Canadian and United States incorporated subsidiaries and, via certain of its subsidiaries, the Company also holds investments in other Canadian corporations, partnerships and joint ventures. All significant intercompany transactions and balances are eliminated upon consolidation.

The Company consolidates variable interest entities ("VIE") for which it is considered to be the primary beneficiary as well as voting interest entities in which it has a controlling financial interest as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, Consolidation, and related standards. Ownership represented by other parties that do not control the entities are presented in the consolidated financial statements as activities and balances attributable to non-controlling interests.

Investees and joint ventures over which the Company exercises significant influence are accounted for using the equity method and are included in "investments in affiliates and joint ventures" within the accompanying consolidated balance sheets. The Company has elected to apply the provision available to entities operating within the construction industry to apply proportionate consolidation to unincorporated entities that would otherwise be accounted for using the equity method.

b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates and judgments made by management include:

- the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

- the determination of whether an acquisition meets the definition of a business combination;

- the fair value of the assets acquired and liabilities assumed as part of an acquisition;

- the evaluation of whether the Company is a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate;

- assumptions used in impairment testing; and

- estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.

The accuracy of the Company's revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for all significant projects use a detailed "bottom up" approach and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract costs and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:

- the completeness and accuracy of the original bid;

- costs associated with added scope changes;

- extended overhead due to owner, weather and other delays;

- subcontractor performance issues;

- changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

- changes in productivity expectations;

- site conditions that differ from those assumed in the original bid;

- contract incentive and penalty provisions;

- the availability and skill level of workers in the geographic location of the project; and

- a change in the availability and proximity of equipment and materials.

The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company's profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

In March 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization. In addition, commodity prices declined significantly due to a dispute between major oil-producing countries combined with the impact of the COVID-19 pandemic. In recent months, certain oil-producing countries have attempted to manage supply, which has brought some recovery and stability to commodity prices, but the operating and economic environment remains uncertain. Governments worldwide, including in Canada, have enacted emergency measures to combat the spread of the virus, including the implementation of travel bans, quarantine periods and social distancing. These factors have created material disruptions to businesses globally, resulting in an economic slowdown. While governments and central banks have instituted significant monetary and fiscal interventions designed to stabilize economic conditions, the success of these measures is not yet determinable.

The majority of the Company's customers are concentrated in the resource and mining industries. These challenging operating environments may have significant adverse impacts on the Company, including, but not limited to:

- deferral or cessation of ongoing or planned projects with customers, which could result in material declines in revenue and cash flows;

- declines in revenue, operating margins, and cash flow, which could result in asset impairment charges, inability to comply with debt covenants, and a reduction in funds available for capital spending;

- the ability to raise additional debt or equity financing in the future at favorable terms; and

- restructuring charges as the Company aligns its structure and operating model to the environment.

As this situation continues to evolve, the ultimate duration and magnitude of the impact on the economy and the financial effect on the Company is not known. Estimates and judgments made by management in the preparation of these financial statements are subject to a higher degree of measurement uncertainty during this period. Management continues to monitor the situation and has taken certain steps to mitigate the likelihood of occurrence of the events described above. The Company is managing both variable and fixed operating costs during this crisis and is taking part in the Canada Emergency Wage Subsidy. Sustaining capital maintenance costs are variable in nature, so the Company continues to implement a reduced capital plan.

c) Revenue recognition

The Company's revenue source falls into one of two categories: construction services or operations support.

Construction services are related to mine development or expansion projects and are generally funded from customers' capital budgets. The Company provides construction services under lump-sum, unit-price, time-and materials and cost-plus contracts. When the commercial terms are lump-sum and unit-price, the contract scope and value is typically defined. Time-and-materials and cost-plus contracts are generally undefined in scope and total price. Operations support services revenue is mainly generated under long-term site-services agreements with the customers (master service agreement and multiple use contracts). These agreements clearly define whether commitment to volume or scope of services over the life of the contract is included or excluded. When excluded, work under the agreement is awarded through shorter-term work authorizations under the general terms of the agreement. The Company generally provides operations support services under either time-and-materials or unit-price contracts depending on factors such as the degree of complexity, the completeness of engineering and the required schedule.

Significant estimates are required in the revenue recognition process including assessment of the percentage of completion, identification of performance obligations, and estimation of variable consideration, including the extent of any constraints.

The Company's invoicing frequency and payment terms are in accordance with negotiated customer contracts. Customer invoicing can range between daily and monthly and payment terms generally range between net 15 and net 60 days. The Company does not typically include extended payment terms in its contracts with customers. Under these payment terms, the customer pays progress payments based on actual work or milestones completed. When payment terms do not align with revenue recognition, the variance is recorded to either contract liabilities or contract assets, as appropriate. Customer contracts do not generally include a significant financing component because the Company does not expect the period between customer payment and transfer of control to exceed one year. The Company does not adjust consideration for the effects of a significant financing component if the period of time between the transfer of control and the customer payment is less than one year.

The Company accounts for a contract when it has approval and commitments from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance and the collectability of consideration is probable. Each contract is evaluated to determine if it includes more than one performance obligation. This evaluation requires significant judgement and the determination that the contract contains more than one performance obligation could change the amount of revenue and profit recorded in a given period. The majority of the Company's contracts with defined scope include one significant integrated service, where the Company is responsible for ensuring the individual goods and services are incorporated into one combined output. Such contracts are accounted for as one performance obligation. When more than one distinct good or service is contracted, the contract is separated into more than one performance obligation and the total transaction price is allocated to each performance obligation based upon stand-alone selling prices. When a stand-alone selling price is not observable, it is estimated using a suitable method.

The total transaction price can be comprised of fixed consideration and variable consideration, such as profit incentives, discounts and performance bonuses or penalties. When a contract includes variable consideration, the amount included in the total transaction price is based on the expected value or the mostly likely amount, constrained to an amount that it is probable a significant reversal will not occur. Significant judgement is involved in determining if a variable consideration amount should be constrained. In applying this constraint, the Company considers both the likelihood of a revenue reversal arising from an uncertain future event and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:

- The amount of consideration is highly susceptible to factors outside the Company's influence, such as judgement of actions of third parties and weather conditions;

- The length of time between the recognition of revenue and the expected resolution;

- The Company's experience with similar circumstances and similar customers, specifically when such items have predictive value;

- The Company's history of resolution and whether that resolution includes price concessions or changing payment terms; and

- The range of possible consideration amounts.

The Company's performance obligations are typically satisfied by transferring control over time, for which revenue is recognized using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs. For defined scope contracts, the cost-to-cost method faithfully depicts the Company's performance because the transfer of the asset to the customer occurs as costs are incurred. The costs of items that do not relate to the performance obligation, particularly in the early stages of the contract, are excluded from costs incurred to date. Pre-construction activities, such as mobilization and site setup, are recognized as contract costs on the Consolidated Balance Sheets and amortized over the life of the project. These costs are excluded from the cost-to-cost calculation.

The Company has elected to apply the 'as-invoiced' practical expedient to recognize revenue in the amount to which the Company has a right to invoice for all contracts in which the value of the performance completed to date directly corresponds with the right to consideration. This will be applied to all contracts, where applicable, and the majority of undefined scope work is expected to use this practical expedient.

The length of the Company's contracts varies from less than one year for typical contracts to several years for certain larger contracts. Project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expenses as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Changes in project performance, project conditions, and estimated profitability, including those arising from profit incentives, penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedules. Generally, a "change order" will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will assess the legal enforceability of the change to determine if a contract modification exists. The Company considers a contract modification to exist when the modification either creates new or changes the existing enforceable rights and obligations.

Most contract modifications are for goods and services that are not distinct from the existing contract due to the integrated services provided in the context of the contract and are accounted for as part of the existing contract. Therefore, the effect of a contract modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. If a contract modification is approved in scope and not price, the associated revenue is treated as variable consideration, subject to constraint. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.

In certain instances, the Company's long-term contracts allow its customers to unilaterally reduce or eliminate scope of work without cause. These instances represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

Revenue is measured based on consideration specified in the customer contract, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by the Company for a customer, are excluded from revenue.

d) Balance sheet classifications

A one-year time period is typically used as the basis for classifying current assets and liabilities. However, there is a possibility that amounts receivable and payable under construction contracts (principally holdbacks) may extend beyond one year and would be included in current assets and liabilities.

e) Cash

Cash includes cash on hand and bank balances net of outstanding cheques.

f) Accounts receivable and contract assets

Accounts receivable are recorded when the Company has an unconditional right to consideration arising from performance of contracts with customers. Accounts receivable may be comprised of amounts billed to customers and amounts that have been earned but have not yet been billed. Such unbilled but earned amounts generally arise when a billing period ends prior to the end of the reporting period. When this occurs, revenue equal to the earned and unbilled amount is accrued. Such accruals are classified as accounts receivable on the balance sheet, even though they are not yet billed, as they represent consideration for work that has been completed prior to the period end where the Company has an unconditional right to consideration.

Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to (i) revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and (ii) revenue recognized from variable consideration related to unpriced contract modifications.

The Company reviews its accounts receivable amounts regularly and outstanding amounts are written down to their expected realizable value when they are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have not been successful. Bad debt expense is charged to project costs in the Consolidated Statements of Operations and Comprehensive Income in the period the account is determined to be doubtful. Estimates of the allowance for credit losses are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer's financial condition and historical experience. The Company reviews its contract assets regularly and assesses any amounts that are not billed within the next billing cycle to confirm collectability.

g) Contract costs

The Company occasionally incurs costs to obtain contracts (reimbursable bid costs) and to fulfill contracts (fulfillment costs). If these costs meet certain criteria, they are capitalized as contract costs, included within other assets on the Consolidated Balance Sheets. Capitalized costs are amortized based on the transfer of goods or services to which the assets relate and are included in project costs. Reimbursable bid costs meet the criteria for capitalization when these costs will be reimbursed by the owner regardless of the outcome of the bid. Generally, this occurs when the Company has been selected as the preferred bidder for a project. The Company recognizes reimbursable bid costs as an expense when incurred if the amortization period of the asset that the entity would have otherwise recognized is one year or less. Costs to fulfill a contract meet the criteria for capitalization if they relate directly to a specifically identifiable contract, they generate or enhance resources that will be used to satisfy future performance obligations and if the costs are expected to be recovered. The costs that meet this criterion are often mobilization and site set-up costs. Contract costs are recorded within other assets on the Consolidated Balance Sheets.

h) Remaining performance obligations

Remaining performance obligation represents the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period. Certain of the Company's long-term contracts can allow customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods. Excluded from this disclosure are amounts where the Company recognizes revenue as-invoiced (note 6(d)). Remaining performance obligations are recorded within contract assets and contract liabilities on the Consolidated Balance Sheets.

i) Contract liabilities

Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts.

j) Allowance for credit losses

The Company records allowance for credit losses using the expected credit loss model upon the initial recognition of financial assets. The Company's financial assets include contract assets and accounts receivable. The estimate of expected credit loss considers historical credit loss information that is adjusted for current economic and credit conditions. Bad debt expense is charged to project costs in the Consolidated Statements of Operations and Comprehensive Income in the period the allowance is recognized. The counterparties to the majority of the Company's financial assets are major oil producers with a long history of no credit losses.

k) Inventories

Inventories are carried at the lower of cost and net realizable value, and consist primarily of supplies, tires, tracks, track frames, fuel and lubricants. Cost is determined using the weighted-average method.

During the second quarter of 2019, management performed a comprehensive review of its inventory accounting policy and determined that certain parts initially expensed upon purchase should instead be recorded as inventory when acquired and expensed when ultimately utilized. As a result, inventories reported in previous periods were understated by the amount of parts that remained on hand at the respective balance sheets date. Previously reported equipment costs were overstated by the net amount of any such inventory purchased in excess of amounts utilized in a given reporting period. The Company recorded an out-of-period correction to increase inventories and decrease equipment costs by $2,775 ($2,040 net of deferred tax) during the year ended December 31, 2019. Management concluded the impact of these adjustments were not material to any previously issued annual financial statements.

l) Property, plant and equipment

Property, plant and equipment are recorded at cost. Equipment under finance lease is recorded at the present value of minimum lease payments at the inception of the lease.

Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. The capitalized interest is amortized at the same rate as the respective asset. Depreciation is not recorded until an asset is available for use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate
Heavy equipment	Units of production	3,000 – 120,000 hours
Major component parts in use	Units of production	2,500 – 50,000 hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Straight-line	5 – 10 years
Office and computer equipment	Straight-line	4 – 10 years
Furnishings, fixtures and facilities	Straight-line	10 – 30 years
Buildings	Straight-line	10 – 50 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Land	No depreciation	No depreciation

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

m) Intangible assets

Acquired intangible assets with finite lives are recorded at historical cost net of accumulated amortization and accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition are recorded at cost based upon relative fair value as at the acquisition date. Costs incurred to increase the future benefit of intangible assets are capitalized. Intangible assets are recorded within other assets on the Consolidated Balance Sheets.

Intangible assets with definite lives are amortized over their estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at the end of each reporting period. Estimated useful lives of definite lived intangible assets and corresponding amortization method are:

Assets	Basis	Rate
Internal-use software	Straight-line	4 years
Partnership relationship	Straight-line	5 years

n) Impairment of long-lived assets

Long-lived assets or asset groups held and used including property, plant and equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to the Consolidated Statements of Operations and Comprehensive Income. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

At each reporting period, the Company reviews the carrying value of its long-lived assets for indications of impairment. At March 31, 2020 impairment indicators were detected as a result of the uncertainty in the economic environment, relating to the suppression of commodity prices combined with the impact of the COVID-19 pandemic. The Company completed an impairment test comparing the net carrying value of its long-lived assets to the estimated undiscounted net cash flows to be generated from use of those assets and concluded that they are recoverable and, as such, no impairment was recorded. At December 31, 2020, there were no impairment indicators identified, as there had been no material declines in the operating environment or expected financial results as compared to March 31, 2020.

o) Assets held for sale

Long-lived assets are classified as held for sale when certain criteria are met, which include:

*   management, having the authority to approve the action, commits to a plan to sell the assets;
*   the assets are available for immediate sale in their present condition;
*   an active program to locate buyers and other actions to sell the assets have been initiated;
*   the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;
*   the assets are being actively marketed at reasonable prices in relation to their fair value; and
*   it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

A long-lived asset that is newly acquired and will be sold rather than held and used is classified as held for sale if the one year requirement is met and if the other requirements are expected to be met within a short period following the asset acquisition. Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.

Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer's recommendations and the Company's past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Once the Company has determined that the equipment will be disposed, and the criteria for assets held for sale are met, the unit is recorded in assets held for sale at the lower of depreciated cost or net realizable value.

p) Foreign currency translation

The functional currency of the Company and its subsidiaries is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings and included under general and administrative costs on the Consolidated Statements of Operations and Comprehensive Income.

q) Fair value measurement

Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

r) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in "General and administrative expenses" in the Consolidated Statements of Operations and Comprehensive Income.

s) Stock-based compensation

The Company has a Restricted Share Unit ("RSU") Plan which is described in note 17(a). RSUs are generally granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement. Compensation expense is calculated based on the number of vested RSUs multiplied by the fair value of each RSU as determined by the volume weighted-average trading price of the Company's common shares for the five trading days immediately preceding the day on which the fair market value was to be determined. The Company recognizes compensation cost over the three-year term in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.

The Company has a Performance Restricted Share Unit ("PSU") plan which is described in note 17(b). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criterion includes the passage of time and is based upon the improvement of total shareholder return ("TSR") as compared to a defined company Canadian peer group. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. The grants are measured at fair value on the grant date using a Monte Carlo model. At the maturity date, the Human Resources and Compensation Committee will assess actual performance against the performance criteria and determine the number of PSUs that have been earned. The Company intends to settle all PSUs with common shares purchased on the open market through a trust arrangement. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital.

The Company has a Deferred Stock Unit ("DSU") Plan which is described in note 17(c). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs and are settled in cash. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted-average trading price of the Company's common shares for the five trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Income. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.

The Company has a Share Option Plan which is described in note 17(d). The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award's vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.

As stock-based compensation expense recognized in the Consolidated Statements of Earnings is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimated.

t) Net income per share

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period (see note 15(b)). Diluted net income per share is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the year, adjusted for dilutive share amounts. The diluted per share amounts are calculated using the treasury stock method and the if-converted method.

u) Leases

The Company adopted the new standard for leases, Topic 842, effective January 1, 2019. The Company applied the "Modified Retrospective" method where the cumulative effect adjustment is recognized to the opening balance of equity at January 1, 2019 and comparative period financial information was not adjusted. The Company elected to adopt the package of practical expedients available upon transition, and therefore did not reassess: (1) whether expired or existing contracts contain leases under the new definition of a lease, (2) lease classification for expired or existing leases, or (3) whether previously capitalized initial direct costs would qualify for capitalization under Topic 842. In addition, the Company elected to use hindsight when considering the likelihood that lessee options to extend or terminate a lease or purchase the underlying assets will be exercised.

The adoption of this new standard had an impact on the Company's Consolidated Balance Sheets where the Company was required to recognize ROU assets and lease liabilities for operating leases. However, there was no adjustment to opening equity at January 1, 2019. As a result of adoption Topic 842, on January 1, 2019 the Company recognized operating lease liabilities of $17,410 (of which $3,407 was current and $14,003 was noncurrent) and operating lease ROU assets of $16,021. ROU assets are net of $1,389 related to deferred lease inducements previously included in other long-term obligations. In addition, the Company reclassified its capital lease obligations (of which $32,250 was current and $54,318 was noncurrent) to the corresponding finance lease obligations captions on the Consolidated Balance Sheets.

For lessee accounting, the Company determines whether a contract is or contains a lease at inception of the contract. At the lease commencement date, the Company recognizes a right-of-use ("ROU") asset and a lease liability. The ROU asset for operating and finance leases are included in operating lease right-of-use assets and property, plant and equipment, respectively, on the Consolidated Balance Sheets. The lease liability for operating and finance leases are included in operating lease liabilities and finance lease obligations, respectively.

Operating and finance lease assets and liabilities are initially measured at the present value of lease payments at the commencement date. Subsequently, finance lease liabilities are measured at amortized cost using the effective interest rate method and operating lease liabilities are measured at the present value of unpaid lease payments.

As most of the Company's operating lease contracts do not provide the implicit interest rate, nor can the implicit interest rate be readily determined, the Company uses its incremental borrowing rate as the discount rate for determining the present value of lease payments. The Company's incremental borrowing rate for a lease is the rate that the Company would pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses the lease implicit interest rate when it is determinable.

The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any period covered by options to extend (or not to terminate) the lease term when it is reasonably certain that the Company will exercise that option.

Lease payments are comprised of fixed payments owed over the lease term and the exercise price of a purchase option if the Company is reasonably certain to exercise the option. The ROU assets for both operating and finance leases are initially measured at cost, which consists of the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. Subsequently, the ROU assets for finance leases are amortized on a straight-line basis from the lease commencement date to the earlier of the end of its useful life or the end of the lease term. For finance leases, ROU asset depreciation expense is recognized and presented separately from interest expense on the lease liability through depreciation and interest expense, net, respectively. The ROU asset for operating leases is measured at the amortized value of the ROU asset. For operating leases, amortization of the ROU asset is calculated as the current-period lease cost adjusted by the lease liability accretion to the then outstanding lease balance. Lease expense of the operating lease ROU asset is recognized on a straight-line basis over the remaining lease term through general and administrative expenses.

ROU assets for operating and finance leases are reduced by any accumulated impairment losses. The Company's existing accounting policy for impairment of long-lived assets is applied to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to be recognized.

The Company monitors for events or changes in circumstances that require a reassessment of one or more of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset.

The Company generally accounts for contracts with lease and non-lease components separately. This involves allocating the consideration in the contract to the lease and non-lease components based on each component's relative standalone price. For certain leases, the Company has elected to apply the practical expedient to account for the lease and non-lease components together as a single lease component. Non-lease components include common area maintenance and machine maintenance. For those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract.

ROU assets and lease liabilities for all leases that have a lease term of 12 months or less ("short-term leases") are not recognized. The Company recognizes its short-term lease payments as an expense on a straight-line basis over the lease term. Short-term lease variable payments are recognized in the period in which the payment is assessed.

For lessor accounting, the Company entered into contracts to sublease certain operating property leases to third parties and generally accounts for lease and non-lease components of subleases separately. The Company also entered into agreements as a lessor for equipment leases.

If any of the following criteria are met, the Company classifies the lease as a sales-type lease:

• The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

- The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

- The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease;

- The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

- The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

When none of these criteria are met, the Company classifies the lease as an operating lease unless both of the following criteria are met, in which case the Company records the lease as a direct financing lease:

- The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments and/or any other third party unrelated to the lessor equals or exceeds substantially all of the fair value of the underlying asset.

- It is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee.

For sales-type leases, the Company recognizes the net investment in the lease, and derecognizes the underlying asset on the Consolidated Balance Sheets. The interest income over the lease term is recognized in the Consolidated Statements of Operations and Comprehensive Income, with cash received from leases classified as operating cash flows in the Consolidated Statements of Cash Flows. The difference between the cash received from leases and the interest income is the reduction of the initial net investment. The net investment at the end of the lease term will equate to the estimated residual value at lease inception. For operating leases, the Company continues to recognize the underlying asset on the Consolidated Balance Sheets, and lease income is recognized in revenue, straight-line over the lease term in the Consolidated Statements of Operations and Comprehensive Income. The cash received from leases are classified as operating cash flows on the Consolidated Statements of Cash Flows.

v) Deferred financing costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt are presented as deferred financing costs. Deferred financing costs related to the mortgage and the issuance of Convertible Debentures are included within liabilities on the Consolidated Balance Sheets and are amortized using the effective interest rate method over the term to maturity. Deferred financing costs related to revolving facilities under the credit facilities are included within other assets on the Consolidated Balance Sheets and are amortized ratably over the term of the Credit Facility.

w) Investments in affiliates and joint ventures

Upon inception or acquisition of a contractual agreement, the Company performs an assessment to determine whether the arrangement contains a variable interest in a legal entity and whether that legal entity is a variable interest entity ("VIE"). Where it is concluded that the Company is the primary beneficiary of a VIE, the Company will consolidate the accounts of that VIE. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights and level of involvement of other parties. The Company assesses the primary beneficiary determination for a VIE on an ongoing basis as changes occur in the facts and circumstances related to a VIE. If an entity is determined not to be a VIE, the voting interest entity model will be applied. The maximum exposure to loss as a result of involvement with the VIE is the Company's share of the investee's net assets.

The Company utilizes the equity method to account for its interests in affiliates and joint ventures that the Company does not control but over which it exerts significant influence. The equity method is typically used when it has an ownership interest of between 20% and 50% in an entity, provided the Company is able to exercise significant influence over the investee's operations. Significant influence is the power to participate in the financial and operating policy decisions of the investee.

Under the equity method, the investment in an affiliate or a joint venture is initially recognized at cost. Transaction costs that are incremental and directly attributable to the investment in the affiliate or joint venture are included in the cost. The total initial cost of the investment is attributable to the net assets in the equity investee at fair value and additional assets acquired including intangible assets.

The carrying amount of investment is adjusted to recognize changes in the Company's share of net assets of the affiliate or joint venture since the acquisition date.

The aggregate of the Company's share of profit or loss of affiliates and joint ventures is shown on the face of the Consolidated Statements of Operations and Comprehensive Income, representing profit or loss after tax and noncontrolling interests in the subsidiaries of the affiliate or joint venture. Transactions between the Company and the affiliate or joint venture are eliminated to the extent of the interest in the affiliate or joint venture.

After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its affiliate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the affiliate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within "equity earnings in affiliates and joint ventures" in the Consolidated Statements of Operations and Comprehensive Income. Upon loss of significant influence over the associate or joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in the Consolidated Statements of Operations and Comprehensive Income.

x) Government assistance

The Company may receive compensation from government-funded assistance, which provides compensation for expenses incurred. These amounts are recognized in the Consolidated Statements of Operations and Comprehensive Income on a systematic basis in the periods in which the expenses are recognized. These amounts are presented as a reduction to the related expense.

y) Derivative instruments

The Company uses derivative financial instruments to manage financial risks from fluctuations in share prices. These instruments included swap agreements related to the conversion of convertible debentures. Such instruments were only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative financial instruments are subject to standard terms and conditions, financial controls, management and risk monitoring procedures. These derivative financial instruments were not designated as hedges for accounting purposes and were recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations.

3. Accounting pronouncements recently adopted

a) Financial instruments – credit losses

The Company adopted the new standard for credit losses effective January 1, 2020, which amends the impairment model of financial instruments to require the immediate recognition of expected losses rather than incurred losses. In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). The Company applied a modified retrospective approach where the cumulative effect adjustment is recognized to the opening balance of equity at adoption (January 1, 2020). This transition method allowed the Company to not apply the new guidance, including disclosure requirements, to the comparative period presented. The adoption of this new standard did not have a material impact to the financial statements. Due to the limited historical default rates, there was no adjustment to opening equity at adoption.

b) Fair value measurement

The Company adopted the new standard for fair value measurement effective January 1, 2020. In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. This accounting standard update was issued to improve the effectiveness of disclosure requirements on fair value measurement. The adoption of this new standard did not have a material impact to the financial statements.

c) Internal-use software

The Company adopted the new standard for internal-use software effective January 1, 2020. In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40), Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. This accounting standard update was issued to clarify the accounting for implementation costs in cloud computing arrangements. The adoption of this new standard did not have a material impact to the financial statements.

d) Related party guidance for variable interest entities

The Company adopted the new standard for related party guidance for variable interest entities effective January 1, 2020. In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810), Targeted Improvements to Related Party Guidance for Variable Interest Entities. This accounting standard update was issued to provide an update for determining whether a decision-making fee is a variable interest requiring reporting entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety. The adoption of this new standard did not have a material impact to the financial statements.

4. Recent accounting pronouncements not yet adopted

Debt with conversion and other options

In September 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options and Derivatives and Hedging – Contracts in Entity's own Equity. This accounting standard update was issued to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. This standard is effective January 1, 2022 with early adoption permitted. The Company is assessing the impact that the adoption of this standard may have on its consolidated financial statements.

5. Accounts receivable

	December 31, 2020	December 31, 2019
Trade	$ 23,692	$ 38,686
Holdbacks	64	7,152
Accrued trade receivables	8,445	13,174
Contract receivables	$ 32,201	$ 59,012
Other	4,172	7,734
	$ 36,373	$ 66,746

Holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved. Information about the Company's exposure to credit risks and impairment losses for trade and other receivables is included in note 14(d).

6. Revenue

a) Disaggregation of revenue

Year ended December 31,		2020		2019
Revenue by source				
Operations support services	$	**493,407**	$	586,757
Construction services		**6,967**		132,310
	$	**500,374**	$	719,067
By commercial terms				
Time-and-materials	$	**263,854**	$	343,156
Unit-price		**225,667**		375,911
Lump-sum		**10,853**		—
	$	**500,374**	$	719,067
Revenue recognition method				
As-invoiced	$	**341,999**	$	467,013
Cost-to-cost percent complete		**158,375**		252,054
	$	**500,374**	$	719,067

b) Contract balances

		December 31, 2020		December 31, 2019
Contract assets	$	**7,034**	$	19,193
Contract liabilities		**1,512**		23

The following table provides information about significant changes in the contract assets:

Year ended December 31,		2020		2019
Balance, beginning of year	$	**19,193**	$	10,673
Transferred to receivables from contract assets recognized at the beginning of the period		**(16,516)**		(10,276)
Decreases due to derecognition of unpriced contract modifications		**(2,677)**		—
Increases as a result of changes to the estimate of the stage of completion, excluding amounts transferred in the period		**6,909**		14,892
Increases as a result of work completed, but not yet an unconditional right to consideration		**125**		5,736
Decreases due to effect of change in presentation of NL Partnership		**—**		(1,832)
Balance, end of year	$	**7,034**	$	19,193

The following table provides information about significant changes in the contract liabilities:

Year ended December 31,		2020		2019
Balance, beginning of year	$	**23**	$	4,032
Revenue recognized that was included in the contract liability balance at the beginning of the period		**(23)**		(4,031)
Increases due to cash received, excluding amounts recognized as revenue during the period		**1,512**		174
Decreases due to effect of change in presentation of NL Partnership		**—**		(152)
Balance, end of year	$	**1,512**	$	23

The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

Year ended December 31,		2020		2019
Revenue recognized	$	**1,403**	$	1,857

These amounts relate to cumulative catch-up adjustments arising from changes in estimated project costs on cost-to-cost percent complete jobs and final settlement of constrained variable consideration.

c) Unpriced contract modifications

The Company recognized revenue from variable consideration related to unpriced contract modifications for the year ended December 31, 2020 of $nil (December 31, 2019 – $4,936).

The Company has recorded amounts in contract assets related to uncollected consideration from revenue recognized on unpriced contract modifications as at December 31, 2020 of $nil (December 31, 2019 – $5,312).

The change in unpriced contract modifications during the year ended December 31, 2020 was largely due to resolved unpriced contract modifications.

d) Transaction price allocated to the remaining performance obligations

The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

For the year ended December 31,		
2021	$	87,289
2022		11,717
2023		11,717
2024		9,270
2025		6,823
	$	126,816

e) Contract costs

The following table summarizes contract costs included within other assets on the Consolidated Balance Sheets.

	December 31, 2020		December 31, 2019
Fulfillment costs	$ 1,432	$	1,016
Reimbursable bid costs	537		—
	$ 1,969	$	1,016

During the year ended December 31, 2020, fulfillment costs of $2,256 were capitalized and reimbursable bid costs of $537 were capitalized (December 31, 2019 – $1,016 and $nil, respectively).

7. Long-term debt

	Note	December 31, 2020		December 31, 2019
Credit Facility	7(a)	$ 220,000	$	190,000
Convertible debentures	7(b)	55,000		94,031
Mortgages		21,206		21,739
Financing obligations	7(c)	51,118		15,435
Promissory notes	7(d)	12,726		14,648
Unamortized deferred financing costs	7(e)	(2,196)		(3,896)
		$ 357,854	$	331,957
Less: current portion of long-term debt		(16,307)		(18,514)
		$ 341,547	$	313,443

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2020 are: $16.3 million in 2021, $16.8 million in 2022, $237.4 million in 2023, $15.1 million in 2024 and $1.3 million in 2025.

a) Credit facility

On October 8, 2020 the Company entered into an amendment to our Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate led by National Bank Financial Inc. that increased allowed borrowing under the revolving loan ("Revolver") to $325.0 million with the ability to increase the maximum borrowings by an additional $25.0 million, subject to certain conditions. This facility matures on October 8, 2023, with an option to extend on an annual basis. The Credit Facility permits finance lease obligations to a limit of $150.0 million and certain other borrowings outstanding to a limit of $20.0 million. During the year ended December 31, 2020, financing costs of $965 were incurred in connection with the amended Credit Facility and are included in other assets on the Consolidated Balance Sheets.

On November 23, 2018 the Company entered into an Amended and Restated Credit Agreement (the "Previous Credit Facility") with a banking syndicate led by National Bank Financial Inc. The Previous Credit Facility was compromised solely of a revolving loan which allowed borrowings up to $300.0 million, of which letters of credit may not exceed $25.0 million, with an ability to increase the maximum borrowings by an additional $50.0 million subject to certain conditions. The Previous Facility permitted finance lease obligations to a limit of $150.0 million and other borrowings outstanding of $20.0 million.

As at December 31, 2020, there was $0.9 million (December 31, 2019 – $0.9 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $104.1 million (December 31, 2019 – $109.1 million). As at December 31, 2020, there was $29.4 million in borrowing availability under finance lease obligations (December 31, 2019 7– $53.9 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations, financing obligations and equipment promissory notes.

The Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis. As at December 31, 2020, the Company was in compliance with its financial covenants.

- The first covenant is the Senior Leverage Ratio which is Bank Senior Debt plus outstanding letters of credit compared to Bank EBITDA less NACG Acheson Ltd. rental revenue.

  ○ "Bank Senior Debt" is defined as the Company's long-term debt, finance leases and outstanding letters of credit, excluding Convertible Debentures, deferred financing costs, mortgages related to NACG Acheson Ltd. and debt related to investment in affiliates and joint ventures.

  ○ "Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income.

  The Senior Leverage Ratio must be less than or equal to 3.0:1. In the event the Company enters into a material acquisition, the maximum allowable Senior Leverage Ratio would include a step up of 0.50x for four quarters following the acquisition.

- The second covenant is the Fixed Charge Coverage Ratio which is defined as Bank EBITDA less cash taxes compared to Fixed Charges.

  ○ "Fixed Charges" is defined as cash interest, scheduled payments on debt, unfunded cash distributions by the Company and unfunded capital expenditures.

- The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.15:1.

The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.40% to 0.75% depending on the Company's Total Debt / Bank EBITDA Ratio. Total debt ("Total Debt") is defined in the Credit Facility as long-term debt including finance leases and letters of credit, excluding convertible debentures, deferred financing costs, the mortgage related to NACG Acheson Ltd., and other non-recourse debt. The Credit Facility is secured by a first priority lien on all of the Company's existing and after-acquired property excluding the Company's first securities interests on the BDC mortgage.

Due to the November 1, 2019 reorganization of the NL Partnership, amounts outstanding under the Nuna Credit Facility as at December 31, 2019 are now included in investments in affiliates and joint ventures on the Consolidated Balance Sheets (note 10).

b) Convertible debentures

	December 31, 2020	December 31, 2019
5.00% convertible debentures	$ 55,000	$ 55,000
5.50% convertible debentures	—	39,031
	$ 55,000	$ 94,031

The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Share equivalence per $1000 debenture	Debt issuance costs
5.00% convertible debentures	March 20, 2019	March 31, 2026	$ 26.25	$ 38.0952	$ 2,691

Interest on the convertible debentures is payable semi-annually on March 31 and September 30 of each year.

The 5.00% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.

The 5.50% convertible debentures were issued March 15, 2017 and the Company incurred debt issuance costs of $2,133. The debentures were expected to mature on March 31, 2024 and were convertible, at the option of the Company, at a conversion price of $10.85. On April 6, 2020, the 5.50% convertible debentures were redeemed in accordance with their terms. The Company satisfied the redemption price through the issuance of 4,583,655 common shares. Accrued and unpaid interest was settled in cash. The principal amount of debentures derecognized was $38,605. In the three months ended March 31, 2020, a principal amount of $426 was converted into 39,261 common shares.

On March 23, 2020 the Company entered into a swap agreement related to shares expected to be issued upon redemption of the 5.50% convertible debentures. This swap agreement was settled in April 2020 in accordance with its stated terms and resulted in the recognition of a realized loss of $2,210 based on the difference between the conversion price of the shares under the terms of the 5.50% convertible notes and the expected price of the Company's shares at the settlement date.

In April 2020, an additional swap agreement was entered into with respect to these shares. As at December 31, 2020, the Company recognized a realized gain of $2,142 and an unrealized gain of $4,334 on this agreement based on the difference between the par value of the converted shares and the expected price of the Company's shares at contract maturity. This swap agreement is expected to mature in June 2021.

c) Financing obligations

The Company accounts for sale-leaseback transactions where control of the asset does not transfer as a financing transaction rather than a finance lease. During the year ended December 31, 2020, the Company recorded new financing obligations of $45,357. The finance contracts expire between June 2024 and May 2025 and bear interest at rates between 2.38% and 3.34%. The finance obligations are secured by the corresponding property, plant and equipment.

d) Promissory note

During the year ended December 31, 2020, the Company recorded a new equipment promissory note of $15,100. The contract expires May 2024 and bears interest at 3.45%. The promissory note is secured by the corresponding property, plant and equipment. During the year ended December 31, 2020, the Company settled and made payment of $17,022 towards promissory notes.

e) Deferred financing costs

	December 31, 2020	December 31, 2019
Cost	$ 2,784	$ 4,918
Accumulated amortization	588	1,022
	$ 2,196	$ 3,896

During the year ended December 31, 2020, the Company wrote off unamortized deferred financing costs related to the convertible debentures of $1,286.

8. Property, plant and equipment

December 31, 2020	Cost	Accumulated Depreciation	Net Book Value
Owned assets			
Heavy equipment	$ 352,948	$ 102,624	$ 250,324
Major component parts in use	326,022	111,583	214,439
Other equipment	41,934	27,041	14,893
Licensed motor vehicles	16,387	10,592	5,795
Office and computer equipment	6,337	4,137	2,200
Land	10,472	—	10,472
Buildings	22,701	3,062	19,639
	776,801	259,039	517,762
Assets under finance lease			
Heavy equipment	97,871	25,454	72,417
Major component parts in use	52,798	16,264	36,534
Other equipment	5,287	966	4,321
Licensed motor vehicles	3,629	959	2,670
	159,585	43,643	115,942
Total property, plant and equipment	$ 936,386	$ 302,682	$ 633,704

December 31, 2019	Cost	Accumulated Depreciation	Net Book Value
Owned assets			
Heavy equipment	$ 299,298	$ 70,031	$ 229,267
Major component parts in use	252,328	92,161	160,167
Other equipment	40,344	25,328	15,016
Licensed motor vehicles	14,270	9,463	4,807
Office and computer equipment	5,154	3,511	1,643
Land	13,829	—	13,829
Buildings	26,281	2,421	23,860
	651,504	202,915	448,589
Assets under finance lease			
Heavy equipment	132,270	43,466	88,804
Major component parts in use	71,706	27,918	43,788
Other equipment	2,126	264	1,862
Licensed motor vehicles	5,617	1,551	4,066
Office and computer equipment	691	71	620
	212,410	73,270	139,140
Total property, plant and equipment	$ 863,914	$ 276,185	$ 587,729

9. Leases

The Company has finance and operating leases for heavy equipment, shop facilities, vehicles and office facilities. These leases have lease terms of one to 15 years, with options to extend on certain leases for terms up to five years.

a) Lease expenses and (income)

Year ended December 31,		2020		2019
Short-term lease expense	$	14,555	$	36,179
Operating lease expense		4,740		4,435
Operating lease income		(8,118)		(3,074)

The Company generates operating lease income from the sublease of certain office facilities and heavy equipment rentals.

During the year ended December 31, 2020, depreciation of equipment under finance leases was $17,147 (December 31, 2019 – $26,416).

b) Supplemental balance sheet information

		December 31, 2020		December 31, 2019
Net book value of property, plant and equipment under finance leases	$	115,942	$	139,140
Weighted-average remaining lease term (in years):				
Finance leases		3.0		3.1
Operating leases		8.1		8.3
Weighted-average discount rate:				
Finance leases		3.66%		3.94%
Operating leases		4.79%		4.80%

c) Maturity analysis

The future minimum lease payments and receipts from non-cancellable operating leases as at December 31, 2020 for the periods shown are as follows:

				Payments		Receipts
For the year ending December 31,		Finance Leases		Operating Leases		Operating leases
2021	$	28,969	$	4,768	$	8,179
2022		22,735		3,702		7,276
2023		13,942		2,413		6,121
2024		6,442		1,193		493
2025 and thereafter		1,358		10,160		—
Total minimum lease payments	$	73,446	$	22,236	$	22,069
Less: amount representing interest		(3,974)		(4,114)		
Carrying amount of minimum lease payments	$	69,472	$	18,122		
Less: current portion of leases		(26,895)		(4,004)		
	$	42,577	$	14,118		

10. Investments in affiliates and joint ventures

The Company accounts for these investments as follows:

Investee name:	Interest	Consolidation
Nuna East Ltd.	37%	Equity method
Nuna Pang Contracting Ltd.	37%	Equity method
Nuna West Mining Ltd.	49%	Equity method
1229181 B.C Ltd.	49%	Equity method
North American Nuna Joint Venture	50%	Equity method
NAYL Realty Inc.	49%	Equity method
BNA Remanufacturing Limited Partnership	50%	Equity method
Dene North Site Services Partnership	49%	Proportionate
Mikisew North American Limited Partnership	49%	Proportionate

Upon initial acquisition of the interest in the Nuna Logistics Partnership ("NL Partnership"), the Company accounted for this investment using proportionate consolidation. On November 1, 2019, the Company entered into a transaction to reorganize its investment in the NL Partnership. Subsequent to the reorganization, the Company's investment in the NL Partnership is held through 1229181 B.C. Ltd. and the Company changed its presentation of NL Partnership and applied the equity method prospectively as of November 1, 2019. The assets and liabilities of the NL Partnership were reclassified from the respective accounts to the investment in affiliates and joint ventures.

During the year ended December 31, 2020, North American Nuna Joint Venture was formed between the Company and NL Partnership for the purpose of bidding on certain projects. Equity earnings in affiliates and joint ventures includes both the Company's direct share of the earnings of this joint venture and the portion recognized via its investment in NL Partnership. The Company is not the primary beneficiary of this variable interest entity because it does not have the power to direct the activities that most significantly impact the entity's economic performance.

The following table summarizes the movement in the investments in affiliates and joint ventures balance during the year:

	December 31, 2020		December 31, 2019
Balance, beginning of the year	$	42,908	$	11,788
Additions due to change in presentation of NL Partnership		—		37,025
Additions		2,790		—
Share of net income		5,942		2,780
Dividends, repayments of loans and other adjustments		(7,590)		(8,685)
Balance, end of the year	$	44,050	$	42,908

During the year ended December 31, 2020, the Company invested $1,810 in cash and $980 in property, plant and equipment for the investments in NAYL Realty Inc. and BNA Remanufacturing Limited Partnership.

The financial information for the share of the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:

Balance Sheets

	December 31, 2020		December 31, 2019
Assets			
Current assets	$	51,727	$	33,734
Non-current assets		40,858		21,370
Total assets	$	92,585	$	55,104
Liabilities			
Current liabilities	$	24,200	$	10,590
Non-current liabilities		24,335		2,614
Total liabilities	$	48,535	$	13,204

Statements of Operations and Comprehensive Income

Year ended December 31,	2020		2019
Revenues	$	59,944	$	24,689
Gross profit		9,833		5,148
Income before taxes		7,717		3,782
Net income and comprehensive income		5,942		2,780

11. Income taxes

Income tax expense differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2020	2019
Income before income taxes	$ 60,472	$ 39,991
Tax rate	23.00%	26.50%
Expected expense	$ 13,909	$ 10,598
Decrease related to:		
Impact of enacted future statutory income tax rates	(211)	(5,797)
Rate differential on equity earnings in affiliates and joint ventures	(1,606)	(859)
Other	(828)	(1,097)
Deferred income tax expense	$ 11,264	$ 2,845
Current income tax expense	—	13
Total income tax expense	$ 11,264	$ 2,858

The deferred tax assets and liabilities are summarized below:

	December 31, 2020	December 31, 2019
Deferred tax assets:		
Non-capital and net capital loss carryforwards	$ 40,758	$ 44,763
Finance lease obligations	27,736	27,220
Stock-based compensation	2,872	3,393
Other	1,990	682
Subtotal	$ 73,356	$ 76,058
Less: valuation allowance	(391)	(881)
	$ 72,965	$ 75,177
Deferred tax liabilities:		
Contract assets	$ 1,524	$ 4,805
Property, plant and equipment	117,768	106,104
Other	1,461	1,114
	$ 120,753	$ 112,023
Net deferred income tax liability	$ 47,788	$ 36,846

Classified as:

	December 31, 2020	December 31, 2019
Deferred tax asset	$ 16,407	$ 15,655
Deferred tax liability	(64,195)	(52,501)
	$ (47,788)	$ (36,846)

The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction, multiple provincial jurisdictions, the U.S. federal jurisdiction and two U.S state jurisdictions.

At December 31, 2020, the Company has a deferred tax asset of $40,367 resulting from non-capital loss carryforwards of $175,507, which expire as follows:

	December 31, 2020
2026	$ 279
2031	179
2032	4,672
2033	5,893
2034	819
2036	3,125
2037	17,799
2038	86,979
2039	39,470
2040	16,292
	$ 175,507

At December 31, 2020, the Company has recorded a valuation allowance against the deferred tax asset of $391 resulting from net capital loss carryforwards of $3,399, which have an indefinite life.

On October 20, 2020, Bill 35 was substantively enacted which accelerated the previous Job Creation Tax Cut, resulting in a reduction to the Alberta general corporate income tax rate from 10% to 8% on July 1, 2020. Due to the reduction in Alberta general corporate income tax rate, the Company has remeasured its deferred tax assets and deferred tax liabilities as at December 31, 2020.

12. Accrued liabilities

	Note	December 31, 2020	December 31, 2019
Payroll liabilities		$ 11,929	$ 11,973
Income and other taxes payable		3,216	38
Dividends payable	15(c)	1,167	1,030
Accrued interest payable		856	1,557
Liabilities related to short-term rentals		730	2,405
Other		1,213	557
		$ 19,111	$ 17,560

13. Other long-term obligations

	Note	December 31, 2020	December 31, 2019
Directors' deferred stock unit plan	17(c)	$ 10,761	$ 14,375
Deferred gain on sale-leaseback	13(a)	4,748	6,593
Other		3,341	3,536
		$ 18,850	$ 24,504

a) Deferred gain on sale-leaseback

Changes in deferred gains on sale-leaseback transactions of heavy equipment are summarized below.

	December 31, 2020	December 31, 2019
Balance, beginning of year	$ 6,593	$ 8,438
Amortization of deferred gain on sale-leaseback	(1,845)	(1,845)
Balance, end of year	$ 4,748	$ 6,593

The gain on sale was deferred and is being amortized in the Consolidated Statements of Operations and Comprehensive Income over the expected useful life of the equipment.

14. Financial instruments and risk management

a) Fair value measurements

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis are used to determine the fair value of the Company's financial instruments. All methods of fair value measurement result in a general approximation of fair value and such value may never actually be realized.

The fair values of the Company's cash, accounts receivable, contract assets, loans to affiliates and joint ventures, accounts payable, accrued liabilities and contract liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes and mortgages have carrying values that are not materially different than their fair values due to similar instruments bearing similar interest rates.

Financial instruments with carrying amounts that differ from their fair values are as follows:

		December 31, 2020		December 31, 2019	
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	**55,000**	**52,250**	94,031	112,970
Financing obligations	Level 2	**51,118**	**49,938**	15,435	13,647

b) Risk management

The Company is exposed to liquidity, market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company's operating activities.

In response to the economic slowdown caused by COVID-19, the Government of Canada introduced the Canada Emergency Wage Subsidy, an employer assistance program. For the year ended December 31, 2020, the Company recognized $28,232 of salary and wage subsidies presented as reductions of project costs, equipment costs and general and administrative expenses of $16,241, $9,107 and $2,884 respectively.

c) Market risk

Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company's financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, the Company has used various risk management techniques. Such instruments may be used to establish a fixed price for a commodity, an interest bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

i) Foreign exchange risk

The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short term transactions, if material.

ii) Interest rate risk

The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company's Credit Facility, varies as market interest rates change. At December 31, 2020, the Company held $220.0 million of floating rate debt pertaining to its Credit Facility (December 31, 2019 – $190.0 million). As at December 31, 2020, holding all other variables constant, a 100 basis point change to interest rates on the outstanding floating rate debt will result in $2.2 million corresponding change in annual interest expense.

The fair value of financial instruments with fixed interest rates fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company's debt is carried at amortized cost and the carrying value does not change as interest rates change.

The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt.

d) Credit risk

Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and contract assets. Credit risk for trade and other accounts receivables and contract assets are managed through established credit monitoring activities.

The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2020	2019
Customer A	45%	33%
Customer B	30%	22%
Customer C	11%	13%
Customer D	10%	27%

The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.

At December 31, 2020 and December 31, 2019, the following customers represented 10% or more of accounts receivable and contract assets:

	December 31, 2020	December 31, 2019
Customer 1	39%	36%
Customer 2	20%	12%
Customer 3	16%	13%
Customer 4	—%	25%

The Company's exposure to credit risk for accounts receivable and contract assets is as follows:

	December 31, 2020	December 31, 2019
Trade accounts receivable	$ 23,692	$ 38,686
Holdbacks	64	7,152
Accrued trade receivables	8,445	13,174
Contract receivables, included in accounts receivable	$ 32,201	$ 59,012
Other receivables	4,172	7,734
Total accounts receivable	$ 36,373	$ 66,746
Contract assets	7,034	19,193
Total	$ **43,407**	$ 85,939

Payment terms are per the negotiated customer contracts and generally range between net 15 days and net 60 days. As at December 31, 2020 and December 31, 2019, trade receivables and holdbacks are aged as follows:

	December 31, 2020	December 31, 2019
Not past due	$ 21,725	$ 35,409
Past due 1-30 days	1,821	10,380
Past due 31-60 days	85	5
More than 61 days	125	44
Total	$ 23,756	$ 45,838

As at December 31, 2020, the Company has recorded an allowance for credit losses of $nil (December 31, 2019 – $nil).

15. Shares

a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding at December 31, 2018	27,088,816	(2,084,611)	25,004,205
Issued upon exercise of stock options	327,000	—	327,000
Issued upon conversion of convertible debentures	87,096	—	87,096
Purchase of treasury shares	—	(735,857)	(735,857)
Settlement of certain equity classified stock-based compensation	—	1,095,001	1,095,001
Issued and outstanding at December 31, 2019	27,502,912	(1,725,467)	25,777,445
Issued upon exercise of stock options	109,100	—	109,100
Issued upon conversion of convertible debentures	4,622,916	—	4,622,916
Retired through share purchase program	(1,223,097)	—	(1,223,097)
Purchase of treasury shares	—	(907,462)	(907,462)
Settlement of certain equity classified stock-based compensation	—	787,728	787,728
Issued and outstanding at December 31, 2020	31,011,831	(1,845,201)	29,166,630

Upon settlement of certain equity classified stock-based compensation during the year ended December 31, 2020, the Company repurchased 372,628 shares for $3,576 to satisfy the recipient tax withholding requirements (year ended December 31, 2019 – 513,540 shares for $7,246). The repurchased shares are included in the purchase of treasury shares for settlement of certain equity classified stock-based compensation.

b) Net income per share

Year ended December 31,	2020	2019
Net income available to common shareholders	$ 49,208	$ 36,878
Interest from convertible debentures (after tax)	2,370	3,590
Diluted net income available to common shareholders	$ 51,578	$ 40,468
Weighted-average number of common shares	28,165,130	25,444,374
Weighted-average effect of dilutive securities		
Dilutive effect of treasury shares	1,949,717	1,898,645
Dilutive effect of stock options	90,741	255,378
Dilutive effect of 5.00% convertible debentures	2,095,236	1,647,487
Dilutive effect of 5.50% convertible debentures	—	3,597,327
Weighted-average number of diluted common shares	32,300,824	32,843,211
Basic net income per share	$ 1.75	$ 1.45
Diluted net income per share	$ 1.60	$ 1.23

For the year ended December 31, 2020, all securities were dilutive (year ended December 31, 2019, all securities were dilutive).

Commencing on March 12, 2020, the Company engaged in a normal course issuer bid ("NCIB") under which a maximum number of 2,300,000 common shares were authorized to be purchased. During the year ended December 31, 2020, the Company purchased and subsequently cancelled 1,223,097 shares under this NCIB, which resulted in a decrease of common shares of $9,863 and an increase to additional paid-in capital of $755.

Subsequent to the year ended December 31, 2020, the Company purchased and subsequently cancelled 377,500 shares under this NCIB, which resulted in a decrease of common shares of $3,068 and an increase to additional paid-in capital of $1,838.

c) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q4 2019	October 29, 2019	$ 0.04	November 30, 2019	January 3, 2020	$ 1,030
Q1 2020	February 18, 2020	$ 0.04	March 5, 2020	April 3, 2020	$ 1,023
Q2 2020	May 5, 2020	$ 0.04	May 29, 2020	July 3, 2020	$ 1,162
Q3 2020	July 28, 2020	$ 0.04	August 31, 2020	October 2, 2020	$ 1,156
Q4 2020	October 27, 2020	$ 0.04	November 30, 2020	January 8, 2021	$ 1,167

16. Interest expense, net

Year ended December 31,		2020		2019
Credit facilities	$	8,189	$	9,826
Convertible debentures		3,299		4,318
Finance lease obligations		3,184		3,691
Mortgages		999		963
Promissory notes		664		1,691
Financing obligations		1,265		272
Amortization of deferred financing costs		1,091		969
Interest expense	$	18,691	$	21,730
Other interest income		(10)		(107)
	$	18,681	$	21,623

17. Stock-based compensation

Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	Note		2020		2019
Restricted share unit plan	17(a)	$	1,991	$	1,933
Performance restricted share unit plan	17(b)		2,031		1,892
Deferred stock unit plan	17(c)		(2,078)		5,618
		$	1,944	$	9,443

a) Restricted share unit plan

Restricted Share Units ("RSU") are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2018	948,093	5.88
Granted	193,450	13.40
Vested	(465,194)	4.15
Forfeited	(26,272)	6.01
Outstanding at December 31, 2019	650,077	9.35
Granted	**298,142**	**8.55**
Vested	**(269,484)**	**6.19**
Forfeited	**(37,264)**	**8.81**
Outstanding at December 31, 2020	**641,471**	**10.34**

At December 31, 2020, there were approximately $3,290 of unrecognized compensation costs related to non-vested share-based payment arrangements under the RSU plan (December 31, 2019 – $3,104) and these costs are expected to be recognized over the weighted-average remaining contractual life of the RSUs of 1.6 years (December 31, 2019 – 1.3 years). During the year ended December 31, 2020, 269,484 units vested, which were settled with common shares purchased through a trust arrangement (December 31, 2019 – 465,194 units vested, of which 426,514 were settled with common shares purchased through a trust arrangement).

b) Performance restricted share unit plan

Performance Restricted Share Units ("PSU") are granted each year to senior management employees with respect to services to be provided in that year and the following two years. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the grant date. The Company settles PSUs with common shares purchased through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2018	741,117	5.92
Granted	122,274	13.12
Vested	(372,924)	4.45
Forfeited	(8,560)	8.09
Outstanding at December 31, 2019	481,907	8.85
Granted	**211,754**	**8.55**
Vested	**(201,104)**	**8.51**
Outstanding at December 31, 2020	**492,557**	**8.86**

At December 31, 2020, there were approximately $3,405 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the PSU plan (December 31, 2019 – $2,905) and these costs are expected to be recognized over the weighted-average remaining contractual life of the PSUs of 1.6 years (December 31, 2019 – 1.2 years). During the year ended December 31, 2020, 201,104 units vested, which were settled with common shares purchased through a trust arrangement at a factor of 2.00 common shares per PSU based on performance against grant date criteria (December 31, 2019 – 372,924 units at a factor of 2.00 vested, of which 334,244 units were settled).

The Company estimated the fair value of the PSUs granted during the years ended December 31, 2020 and 2019 using a Monte Carlo simulation with the following assumptions:

	2020	2019
Risk-free interest rate	0.30%	1.43%
Expected volatility	48.71%	40.12%

c) Deferred stock unit plan

Prior to January 1, 2021, under the Company's shareholding guidelines non-officer directors of the Company were required to receive at least 50% and up to 100% of their annual fixed remuneration in the form of DSUs, at their election. The shareholding guidelines were amended effective January 1, 2021 to require directors to take at least 60% and up to 100% of their annual fixed remuneration in the form of DSUs if they do not meet shareholding guidelines, and to take between 0% and 100% if of their annual fixed remuneration in the form of DSUs if they do meet shareholding guidelines. In addition to directors eligible executives can elect to receive up to 50% of their annual short term incentive plan compensation in the form of DSUs.

The DSUs vest immediately upon issuance and are only redeemable upon departure, retirement or death of the participant. DSU holders that are not US taxpayers may elect to defer the redemption date until a date no later than December 1 of the calendar year following the year in which the departure, retirement or death occurred.

	Number of units
Outstanding at December 31, 2018	1,126,239
Granted	82,191
Redeemed	(307,385)
Outstanding at December 31, 2019	901,045
Granted	114,020
Redeemed	(9,562)
Outstanding at December 31, 2020	1,005,503

At December 31, 2020, the fair market value of these units was $12.42 per unit (December 31, 2019 – $15.95 per unit). At December 31, 2020, the current portion of DSU liabilities of $1,728 was included in accrued liabilities (December 31, 2019 – $nil) and the long-term portion of DSU liabilities of $10,761 was included in other long-term obligations (December 31, 2019 – $14,375) in the Consolidated Balance Sheets. During the year ended December 31, 2020, there were 9,562 units redeemed and settled in cash for $103 (December 31, 2019 – 307,385 units were redeemed and settled in cash for $5,084). There is no unrecognized compensation expense related to the DSUs since these awards vest immediately upon issuance.

d) Share option plan

Under the 2004 Amended and Restated Share Option Plan, which was approved and became effective in 2006, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date. For the year ended December 31, 2020, 2,382,019 shares are reserved and authorized for issuance under the share option plan.

	Number of options	Weighted-average exercise price $ per share
Outstanding at December 31, 2018	565,600	5.40
Exercised[(i)]	(327,000)	5.97
Outstanding at December 31, 2019	238,600	4.61
Exercised[(i)]	(109,100)	4.91
Forfeited or expired	(4,500)	10.13
Outstanding at December 31, 2020	125,000	4.16

[(i)] All stock options exercised resulted in new common shares being issued (note 15(a)).

Cash received from options exercised for the year ended December 31, 2020 was $537 (2019 – $1,953). For the year ended December 31, 2020, the total intrinsic value of options exercised, calculated as the market value at the exercise date less exercise price, multiplied by the number of units exercised, was $535 (December 31, 2019 – $3,274).

The following table summarizes information about stock options outstanding at December 31, 2020:

| | Options outstanding and exercisable | | |
Exercise price	Number	Weighted-average remaining life	Weighted-average exercise price
$2.75	73,400	1.7 years	$2.75
$5.91	31,100	3.0 years	$5.91
$6.56	20,500	0.9 years	$6.56
	125,000	1.9 years	$4.16

At December 31, 2019, the weighted-average remaining contractual life of outstanding options was 2.4 years and the weighted-average exercise price was $4.61. The fair value of options vested during the year ended December 31, 2020 was $nil (December 31, 2019 – $nil). At December 31, 2020, the Company had 125,000 exercisable options (December 31, 2019 – 238,600) with a weighted-average exercise price of $4.16 (December 31, 2019 – $4.61).

At December 31, 2020 and 2019 there were no compensation costs related to non-vested awards not yet recognized and no stock options granted under this plan.

18. Other information

a) Supplemental cash flow information

Year ended December 31,	2020	2019
Cash paid during the year for:		
Interest	$ **18,526**	$ 20,039
Cash received during the year for:		
Interest	**151**	72
Non-cash transactions:		
Addition of property, plant and equipment by means of finance leases	**27,882**	28,107
Decrease to property, plant and equipment upon investment contribution to affiliates and joint ventures	**(980)**	—
Increase in assets held for sale, offset by property, plant and equipment	**7,127**	4,230
Non-cash working capital exclusions:		
Net decrease in accounts receivable relating to other adjustments to investments in affiliates and joint ventures	**(911)**	—
Net decrease in accrued liabilities related to conversion of bonus compensation to deferred stock units	**294**	428
Net decrease in other accrued liabilities	**—**	582
Net increase in accrued liabilities related to the current portion of deferred stock units liability	**(1,727)**	—
Net increase in accrued liabilities related to dividend payable	**(137)**	(530)
Net decrease in long-term portion of payroll liabilities	**—**	536
Non-cash working capital transactions related to the reorganization of investments in affiliates and joint ventures:		
Decrease in accounts receivable	**—**	(10,260)
Decrease in contract assets	**—**	(1,832)
Decrease in inventory	**—**	(4,321)
Decrease in prepaid expenses	**—**	(341)
Decrease in contract costs	**—**	(349)
Decrease in accounts payable	**—**	3,859
Decrease in accrued liabilities	**—**	1,615
Decrease in contract liabilities	**—**	152

b) Net change in non-cash working capital

The table below represents the cash (used in) provided by non-cash working capital:

Year ended December 31,	2020	2019
Operating activities:		
Accounts receivable	$ 29,462	$ 5,393
Contract assets	12,159	(10,352)
Inventories	2,475	(12,579)
Contract costs	(953)	943
Prepaid expenses and deposits	(593)	(663)
Accounts payable	(46,832)	28,600
Accrued liabilities	(19)	1,034
Contract liabilities	1,489	(3,857)
	$ (2,812)	$ 8,519

19. Related party transactions

Amounts payable and receivables from joint ventures and affiliates are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing. The following table provides the balance sheet balances with North American Nuna Joint Venture, NL Partnership and its affiliates:

	December 31, 2020	December 31, 2019
Accounts receivable	$ 1,179	$ 1,202
Other assets	1,432	—
Accounts payable and accrued liabilities	5,296	251

In June of 2019, the Company purchased heavy equipment from the NL Partnership for $1,300 settled in cash.

The Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of management fees and equipment rental revenue. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the years ended December 31, 2020 and 2019, revenue earned from these services was not material.

20. Contingencies

During the normal course of the Company's operations, various disputes, legal and tax matters are pending. In the opinion of management involving the use of significant judgement and estimates, these matters will not have a material effect on the Company's consolidated financial statements.



Corporate Information

Corporate Headquarters

27287-100 Avenue
Acheson, Alberta T7X 6H8
Phone: 780.960.7171
Fax: 780.969.5599

Auditors

KPMG LLP
Edmonton, Alberta

Solicitors

Bracewell & Giuliani LLP
Houston, Texas
Fasken Martineau DuMoulin LLP
Toronto, Ontario

Exchange Listings

Toronto Stock Exchange
New York Stock Exchange
Ticker Symbol: NOA

Transfer Agent

Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Investor Information

Investor Relations

Jason Veenstra
Phone: 780.960.7171
Fax: 780.969.5599
Email: IR@nacg.ca
Web: www.nacg.ca

Annual General Meeting

The Annual General Meeting of
North American Construction Group Ltd.
will be held:

Wednesday, May 5, 2021
3:00 PM
North American Construction Group
27287-100 Avenue
Acheson, Alberta

Everyone Gets Home Safe



www.nacg.ca